UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(May 29, 2008)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Notice of Meeting

2.

Management Information Circular

3.

Annual Report Year Ended December 31, 2007

4.

Form of Proxy

5.

Supplemental Mailing List Return Card

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: MAY 29, 2008

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET CORP.

NOTICE OF ANNUAL AND SPECIAL

MEETING OF SHAREHOLDERS

TAKE NOTICE THAT the annual and special meeting of shareholders (the “Meeting”) of DIVERSINET CORP. (the “Corporation”) will be held at the offices of the Corporation, 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, on Thursday June 26, 2008 at the hour of 3:00 o’clock in the afternoon (Toronto time), for the following purposes:

1.

To consider and receive the financial statements of the Corporation for the year ended December 31, 2007, together with the report of the auditors thereon;

2.

To elect directors;

3.

To appoint auditors and authorize the directors to fix their remuneration;

1.

To consider and, if deemed advisable, approve the reservation of an additional 3,942,815 common shares of the Corporation (“common shares”) for issuance under the Corporation’s Amended and Restated Stock Option Plan (“Plan”) and certain changes regarding the administration of the Plan relating to the issuance of options under the Plan;

2.

To consider and, if deemed advisable, approve the issuance of up to 1,500,000 common shares and the grant of options to acquire up to 1,500,000 common shares under the Plan to Albert Wahbe, the Corporation’s CEO and Chairman; and

3.

To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation’s financial statements for the year ended December 31, 2007, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The Board of Directors has fixed the close of business on May 22, 2008 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The Board of Directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation.

DATED at Toronto this 22nd day of May 2008

By Order of the

Board of Directors

/s/ Albert Wahbe

Albert Wahbe

Chairman and Chief Executive Officer

Attachments:

Management Information Circular

Schedule A – Black lined changes to the Amended and Restated Stock Option Plan

2007 Annual Report

DIVERSINET CORP.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY JUNE 26, 2008

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (the “Corporation” or “Diversinet”) for use at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (the “Notice of Meeting”).  It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally.  The cost of solicitation will be borne by the Corporation.

The Corporation may also pay brokers or other persons holding common shares of the Corporation (“common shares”) in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.  Unless otherwise indicated, all dollar references in this Circular are to United States dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation.  A shareholder of the Corporation (a “shareholder”) has the right to appoint a person (who need not be a shareholder) to attend and act for the shareholder and on the shareholder’s behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank.  The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised.  A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by the shareholder’s attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked.  A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such common shares will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof.  At the time of printing of this Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting.  However, in any case, common shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:

(a)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2007 Annual Report (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above;

or

(b)

more typically, be given a voting instruction form that must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares they beneficially own.  Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Certain directors and executive officers of the Corporation may have certain interests in the matters to be acted upon at the Meeting.  More specifically, the directors and officers of the Corporation may receive options to purchase common shares, which options will be made available under the Plan (as defined below).  The number and availability of such option grants will be facilitated by the increase in the maximum number of common shares available for issuance under the Plan as proposed below.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 22, 2008, the Corporation had 43,242,783 common shares issued and outstanding.  Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the common shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Investor Services Inc. within the time specified herein, to attend and vote thereat by proxy the common shares held by them.

The Corporation has fixed May 22, 2008, as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting.  In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of common shares at the close of business on the record date.  Each holder of common shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the common shares shown opposite his name on the list.

To the knowledge of the directors and officers of the Corporation, except as noted below, no person beneficially owns or exercises control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.  Albert Wahbe, the Chairman and Chief Executive Officer of the Corporation, owns 5,150,000 common shares (representing approximately 12% of the issued and outstanding common shares of the Company), warrants to purchase up to 4,600,000 common shares and options to purchase up to 1,500,000 common shares, representing in aggregate approximately 23% of the issued and outstanding common shares of the Company (assuming the exercise of all such warrants and options).  Hospital Service Association of Northeastern Pennsylvania (HSA of NEPA) d/b/a Blue Cross of Northeastern Pennsylvania (BCNEPA) owns 6,856,757 common shares (representing approximately 16% of the issued and outstanding common shares of the Company) and options to purchase up to 50,000 common shares, representing in aggregate approximately 16.0% of the issued and outstanding common shares of the Company (assuming the exercise of all such options).  Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC.  Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet.  Together, Mr. Wigdale and Lakefront Partners, LLC currently hold 5,020,712 common shares (representing approximately 12% of the issued and outstanding common shares of the Company), warrants to purchase up to 666,667 common shares and options to purchase up to 100,000 common shares, representing in aggregate approximately 13.1% of the issued and outstanding common shares of the Company (assuming the exercise of all such warrants and options).

In connection with the August 2007 financing, Diversinet has granted BCNEPA the right to sell its shares back to Diversinet for a period of 3 years in certain limited circumstances, including a “change of control” of Diversinet (as defined in the relevant share purchase agreement) and a termination of the Revenue Sharing Agreement by Diversinet.  BCNEPA has also been granted certain rights to participate in future offerings and a right to designate one individual to be nominated for election to the board of directors.  BCNEPA, Albert Wahbe, Jay Wigdale and Lakefront Partners, LLC have entered into a shareholders agreement in connection with the transaction pursuant to which Albert Wahbe and Jay Wigdale/Lakefront have agreed for a period of three years to vote their shares in favour of the election to the board of directors of Diversinet of a nominee of BCNEPA.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.

Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2007 and the report of the auditors thereon accompany this Circular.

B.

Election of Directors

The Board of Directors of the Corporation presently consists of six (6) directors.  The number of directors to be elected at the Meeting has been fixed at six (6) persons.  All of the nominees are now directors of the Corporation and have been directors since the dates indicated below.  Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below.  Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve.  Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated.

The statement as to the common shares beneficially owned or over which the nominees for election as directors exercise control or direction hereinafter named is in each instance based upon information furnished by the person concerned.  The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

#

Name and Present Principal Occupation	Position with the Corporation	Director Since	Number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised
Albert Wahbe (4) Chairman and Chief Executive Officer Ontario, Canada	Chairman CEO	2006	5,150,000
Ravi Chiruvolu (1)(2)(5) General Partner, Top Shelf Capital California, USA	Director	2006	191,667
Greg Milavsky (1)(2)(3)(6) Senior Advisor of Canterbury Park Management Inc. Ontario, Canada	Director	2007	100,000
William Reed (3)(8) EVP, Blue Cross of Northeastern Pennsylvania Pennsylvania, USA	Director	2007	6,856,757
Philippe Tardif (1)(3)(7) Partner, Borden Ladner Gervais LLP Ontario, Canada	Director	2007	100,000
James B. Wigdale, Jr. (9) Principal, Lakefront Partners, LLC Wisconsin, USA	Director	2005	5,020,712

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Governance Committee.

(4)

Mr. Wahbe has served as a Director and Chairman since July 2006 and CEO since April 2007.  From 1979 to June 2006, Mr. Wahbe was at Scotiabank and was Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions. Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank's Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.

(5)

Mr. Chiruvolu has served as a Director since July 2006.  Mr. Chiruvolu is a General Partner with Top Shelf Capital, which is a technology fund that focuses primarily on microcap public companies.  From 2000 to June 2005, Mr. Chiruvolu was Managing Director of Charter Venture Capital.

(6)

Mr. Milavsky has served as a Director since April 2007.  Mr. Milavsky is currently Senior Advisor of Canterbury Park Management Inc., a private equity firm.  From July 2000 to February 2006, Mr. Milavsky was Managing Director and Group Head of Scotibank Private Equity Investments.

(7)

Mr. Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  Prior to 2006, Mr. Tardif was a partner at the law firm Lang Michner LLP.

(8)

Mr. Reed has served as a Director since August 2007.  Mr. Reed is executive vice president for Hospital Service Association of Northeastern Pennsylvania (HSA of NEPA) d/b/a Blue Cross of Northeastern Pennsylvania (BCNEPA), and President and Chief Executive Officer of AllOne Health Group (AHG), a wholly-owned subsidiary of HSA of NEPA.  The 6,856,757 common shares beneficially owned, directly or indirectly, or over which control on direction is exercised by Mr. Reed represents common shares held by HSA of NEPA.

(9)

Mr. Wigdale has served as a Director since January 2005.  Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer.  During the second quarter of 2007, Mr. Wigdale began performing services in a sales capacity.  The 5,020,712 common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by Mr. Wigdale includes 3,909,462 common shares held by Lakefront Partners, LLC an affiliated entity of Mr. Wigdale.

Mr. Reed has been designated by HSA of NEPA d/b/a BCNEPA to be included in management’s slate of directors to be proposed for election to the Board of Directors.  Pursuant to a stock purchase agreement dated August 31, 2007 between HSA of NEPA d/b/a BCNEPA and the Corporation, until the date that the HSA of NEPA d/b/a BCNEPA ceases to own at least 6,756,757 common shares: (a) the HSA of NEPA d/b/a BCNEPA shall have the right to designate one individual to be included in management’s slate of directors to be proposed to the Corporation’s shareholders for election to the Board of Directors; and (b) the Corporation will use its commercially reasonable efforts to propose such individual to be nominated for election as a director of the Corporation at each meeting of shareholders at which directors of the Corporation are to be elected; provided that the HSA of NEPA d/b/a BCNEPA shall exercise such right and select an individual that will not cause the Corporation to be in breach of applicable laws or stock exchange rules.

As at the date of this Circular, the directors and executive officers of the Corporation as a group, directly and indirectly, beneficially own or exercise control or direction over approximately 17,745,501 common shares, representing approximately 41.0% of the issued and outstanding common shares of the Corporation.  The direct holdings of common shares by Mr. Wahbe represent approximately 11.9% of the issued and outstanding common shares.  The direct holdings of common shares by HSA of NEPA represent approximately 15.9% of the issued and outstanding common shares.  The direct and indirect holdings of Mr. Wigdale represent approximately 11.6% of the issued and outstanding common shares.

A.

Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation at remuneration to be fixed by the directors of the Corporation.  KPMG LLP were appointed as the auditors of the Corporation on August 29, 2000.  Unless a shareholder directs that the shareholder’s common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation until the next Annual Meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration.

The only fees paid to KPMG LLP were audit fees.  KPMG LLP billed the Corporation $203,000 in fiscal 2007 ($169,000 in fiscal 2006) for professional services rendered for the audit of the annual consolidated financial statements and services that are normally provided in connection with statutory and regulatory filings.

D.

Amendment to Stock Option Plan

It is important for the Corporation to be able to compensate its directors, officers, employees and consultants at a level and in a manner that ensures that they are motivated and that their interests are aligned with those of the Corporation and its shareholders.  Accordingly, it is proposed that the Corporation increase the number of common shares reserved for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan dated May 15, 2000.

Under the Plan, the maximum number of common shares which may be reserved for issuance to insiders (as defined under the Plan) or under any other share compensation arrangement of the Corporation is ten percent (10%) of the common shares outstanding at the date of the grant.  Moreover, the maximum number of common shares which may be issued to any one insider and such insider’s associates under the Plan and any other share compensation arrangement in any twelve (12) month period is five percent (5%) of the common shares outstanding at the date of the issuance.  The maximum number of common shares which may be issued to all insiders as a group under the Plan and any other share compensation arrangement in any twelve (12) month period is ten percent (10%) of the common shares outstanding at the date of the issuance.  No one optionee is entitled to hold options exceeding five percent (5%) of the outstanding common shares.

As of April 30, 2008, an aggregate of 9,153,600 common shares had been purchased or options with respect thereto had been granted under the Plan, and all prior stock option plans of the Corporation.  Shareholders will be asked at the Meeting to approve the reservation of an additional 3,942,815 common shares for issuance under the Plan resulting in a total of 9,558,476 (to be a net amount of 8,500,000, being 9,558,476 in aggregate available under the Plan less the 1,058,476 issued on exercise of Options to date) common shares being reserved for issuance under the Plan.  On February 21, 2008 and April 10, 2008, the Board of Directors adopted, subject to shareholder approval, certain amendments to the Plan to provide for this reservation.

Shareholders will also be asked to approve at the Meeting amendments to the Plan to ensure the Plan meets regulatory guidelines, namely: (i) to ensure that any option price reduction to an insider is approved by disinterested shareholders, (ii) to provide vesting terms as required by a stock exchange, (iii) to restrict the issuance of options under certain conditions, including amounts to investor consultants, unless permitted by the Exchange and approved by disinterested shareholders, (iv) to clarify that acceleration of vesting in the event of a “change of control” is limited to an acquisition of shares of Diversinet representing more than 50% of the voting securities, and (v) clearer amendments to the Plan.  A black lined copy of the proposed changes to the Plan are included as Schedule A attached hereto.

Approval of the proposal to amend the Plan requires the affirmative vote of a majority of the common shares present and entitled to vote at the Meeting.  The text of the resolution proposed to be submitted to shareholders at the Meeting is listed below.

Summary description of the Plan

General

The Plan was established to compensate substantially all of the Corporation’s directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation’s financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment.  A maximum of 8,500,000 common shares, subject to adjustment, is currently authorized for issuance on the exercise of stock options granted under the Plan (subject to approval of the amendment at the Meeting).  The common shares reserved for issuance under the Plan have been registered pursuant to registration statements filed by the Corporation on Form S-8.  As of April 30, 2008, options to purchase an aggregate of 7,036,650 common shares, at exercise prices ranging from $0.40 to $2.45 per share, were outstanding under the Plan.  The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended and with the TSX Venture Exchange policy guidelines.

Eligibility

All of the Corporation’s full-time, salaried employees and members of the Corporation’s Board of Directors are eligible to be granted options.  Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

Administration

The Board of Directors administers the Plan.  Grants of 50,000 options or less may be granted and approved by the Chief Executive Officer and the Chief Financial Officer.  The options may be exercised in such manner as the Board or the Chief Executive Officer and the Chief Financial Officer determines provided that if no determination is made, an optionee may not take up more than 50% of the options in any 12 month period.  The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.  Subject to approval of the amendment at the Meeting, the Compensation Committee will have the authority to take all actions under the Plan on behalf of the Board of Directors.  In addition, subject to approval at the Meeting, the Board of Directors or the Compensation Committee will have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders (as defined under the Plan), subject to such limitations as the Board of Directors or the Compensation Committee may impose.

Grant of Option: Vesting

The Board may grant at any time to any eligible person an option entitling such person to purchase common shares in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option.  The exact terms of the option will be contained in an option agreement between the Corporation and the person to whom such option is granted.  Eligible employees are not required to pay anything to receive options.  The exercise price for stock options must be no less than the fair market value of the common shares at the close of trading on the day immediately preceding the date of grant.  Options will expire not later than the fifth anniversary of the date of grant.  An option holder will be able to exercise options from time to time, subject to vesting.  In the event that no specific determination is made by the Board with respect to the vesting provisions, and subject any stock exchange requirements, all of the options granted under the Plan vest in eight equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the closing price of the common shares on the trading day immediately preceding the grant date.  Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant.  Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options shall be forfeited.  Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee in its discretion.

Adjustments

In order to prevent dilution or enlargement of the rights of grantees, the Board of Directors shall appropriately and proportionately adjust the number, price and kind of common shares subject to outstanding options and those available for subsequent grant to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other similar change in the Corporation’s capitalization.  The Board of Directors may also make any appropriate adjustment to reflect any spin-off, spin-out or other distribution of assets to shareholders or any acquisition of common stock or assets or other similar change.  The Compensation Committee shall determine the amount of the adjustment to be made in each such case, but no adjustment approved by the Compensation Committee shall be effective until and unless it is approved by the Board of Directors.  In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Corporation’s assets, which is effected in such a way that shareholders are entitled to receive (either directly or upon subsequent liquidation) shares, securities or assets with respect to or in exchange for such common shares, the Board of Directors may substitute the per share amount of such shares, securities or assets for shares upon any subsequent exercise of any option.

Termination

The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options.  No option shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect.  Any option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such option to the same extent such option would have been exercisable had the Plan not terminated.

Transferability

Options may be transferable as provided in any option agreement entered into between the Corporation and any option holder.  It shall be a condition precedent to any transfer of any option that the transferee executes and delivers an agreement acknowledging such option has been acquired for investment and not for distribution and is and shall remain subject to the Plan and the option agreement.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the reservation of additional common shares for issuance under the Plan.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the reservation of an additional 3,942,815 common shares, the persons named in the enclosed form of proxy intend to vote for such reservation.  Approval of this proposed reservation would give the Board of Directors authority to reserve such common shares at any time it determined prior to December 31, 2008.  In addition, approval of this proposed share issuance would also give the Board of Directors authority to decline to implement such proposed reservation prior to such date or at all.

RESOLUTION OF SHAREHOLDERS APPROVING AMENDMENT TO

THE DIVERSINET CORP. AMENDED AND RESTATED STOCK OPTION PLAN

1.

The amendment to the Diversinet Corp. Amended and Restated Stock Option Plan (the “Plan”) to increase the maximum number of common shares of the Corporation which may be issued for all purposes at any time pursuant to the Plan from 4,600,000 to 8,500,000 (i.e., net of 1,058,476 common shares issued to date on the exercise of options granted under the Plan), as more particularly described in the Corporation’s management information circular dated May 22, 2008 (the “Circular”), is authorized and approved.

2

The amendments to the text of the Plan as detailed in Schedule 1 attached to the Circular are authorized and approved.

3.

Notwithstanding the approval of this resolution by the shareholders of the Corporation, the Board of Directors of the Corporation is authorized to revoke this resolution at any time prior to the amendment of the Plan and may abandon the amendment of the Plan without further approval of the shareholders of the Corporation if it determines in its discretion that it would be in the best interests of the Corporation to do so.

4.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

E.

Approval of Issuance of Common Shares and Options to Diversinet Officer

As provided under the Plan in Section 5.6, where the Corporation grants options to an optionee in excess of five percent (5%) of the common shares outstanding at the date of the grant (on a non-diluted basis), disinterested shareholder approval is required.  Albert Wahbe and the Corporation recently agreed to enter into an employment agreement to have Mr. Wahbe provide his services as Chief Executive Officer and Chairman.  Under this agreement, Mr. Wahbe was granted options to acquire up to 1,500,000 common shares at $0.55 per common share.  This grant of stock options was approved by the Board, subject to receipt of disinterested shareholder approval.  The vesting period of the options shall be annually over a four year period as to 25% on each of the first, second, third and fourth anniversary of the date of grant.  The vesting period of the options will only accelerate in the event of a “change of control” (as defined under the Plan).

Furthermore, Mr. Wahbe’s base compensation will be up to $300,000 annually, payable quarterly in arrears at $75,000 per quarter during the first year.  Mr. Wahbe’s base compensation will be up to $450,000 annually, payable quarterly in arrears at $112,500 per quarter during the second year and any subsequent years.  Diversinet has the option of paying Mr. Wahbe through the issuance of common shares, payable on or about the last day of each quarter that the agreement is in effect.  The price per common share shall be the closing price on the day prior to each quarter end.  Under no circumstances will Diversinet’s quarterly obligation exceed 75,000 common shares.  Mr. Wahbe will be eligible for consideration of a bonus of up to 200,000 common shares per year at the discretion of the Board payable on or about the end of each calendar year based upon meeting targets to be established by Mr. Wahbe and the Board.  Over the next three years, the Corporation could be obligated to issue up to 1,500,000 common shares to Mr. Wahbe pursuant to this Agreement.  Mr. Wahbe’s agreement has been approved by the Board of Directors.  The issuance of common shares is subject to (i) acceptance of the TSX Venture Exchange; (ii) approval of the amendment to the Plan referred to in this Circular under the heading “Amendment to Stock Option Plan”; and (iii) ratification by the disinterested shareholders of the Company.

The Corporation’s shareholders are being asked to approve the issuance of securities pursuant to the agreement with Mr. Wahbe due to the fact that as a consequence of the common share issuance and option grant, the total number of common shares reserved for issuance under the Plan will exceed 7,558,476 common shares at the time of the option grant, being the maximum number of common shares reserved for issuance under the Plan.  Accordingly, pursuant to the policies of the TSX Venture Exchange, the disinterested shareholders of the Company will be asked to consider and if thought fit, approve an ordinary resolution of disinterested shareholders, approving the issuance of the common shares and the option grant.  In the absence of contrary directions, the Management designees intend to vote proxies in favour of the ordinary resolution approving the issuance of the common shares and option grant.

Recommendation of the Board of Directors

The Board of Directors recommends that shareholders vote in favour of the resolution listed below approving the issuance to Albert Wahbe of up to 1,500,000 common shares and 1,500,000 options under the Plan.  In order to be effective, the resolution must be passed by the affirmative vote of a simple majority of the votes cast at the Meeting with respect to such resolution, other than votes attached to the 5,150,000 common shares owned by Mr. Wahbe.  Unless the shareholder directs that the shareholder’s common shares are to be voted against the issuance of options to Mr. Wahbe, the persons named in the enclosed form of proxy intend to vote for such reservation.  Approval of this proposed issuance of common shares and option grant would give the Board of Directors authority to issue such common shares and grant such options as detailed in the agreement with Mr. Wahbe described herein.

RESOLUTION OF SHAREHOLDERS APPROVING THE ISSUANCE OF UP TO 1,500,000 COMMON SHARES AND THE GRANT OF OPTIONS TO ACQUIRE UP TO 1,500,000 COMMON SHARES TO ALBERT WAHBE

1.

The grant by the Corporation to Mr. Albert Wahbe of options to acquire up to 1,500,000 common shares pursuant to the Diversinet Corp. Amended and Restated Stock Option Plan (the “Plan”), as more particularly described in the Corporation’s management information circular dated May 22, 2008 (the “Circular”), is authorized and approved.  The exercise price of the options shall be $0.55 per share.  The vesting period of the options shall be annually over a four year period as to 25% on each of the first, second, third and fourth anniversary of the date of grant.  The vesting period of the options will only accelerate in the event of a “change of control” (as defined under the Plan); and,

2

The issuance by the Corporation to Mr. Wahbe of up to 1,500,000 common shares, as more particularly described in the Circular, is authorized and approved.  The common shares will be issuable to Mr. Wahbe as follows: (i) up to 75,000 common shares per quarter payable on or about the last day of each quarter that Mr. Wahbe’s agreement is in effect, and (ii) up to 200,000 common shares per year at the discretion of the Board, payable on or about the end of each calendar year based upon meeting targets to be established by Mr. Wahbe and the Board; and,

3.

Any officer or director of the Corporation is authorized, for and on behalf of the Corporation, to execute and deliver such documents and instruments and to take such other actions as such officer or director may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or instruments and the taking of any such actions.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Summary Compensation Table

The following table sets forth all compensation earned during the fiscal year ended December 31, 2007, December 31, 2006, and December 31, 2005 from the Corporation by its current and former Chief Executive Officer, its Chief Financial Officer and the three other most highly compensated executive officers of the Corporation (the “Named Executive Officers”) whose total salary and bonus exceeded Cdn$150,000.

Summary Compensation Table

(Shown in Canadian dollars)

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary ($)	Bonus(6) ($)	Other Annual Compensation	Securities Under Options granted (#)	All Other Compensation ($)
Albert Wahbe (1) Chairman and Chief Executive Officer	2007 2006 2005	- - -	97,500 - -	172,465 8,000 -	50,000 - -	- - -
Nagy Moustafa (7) (Former) Chief Executive Officer	2007 2006 2005	65,602 220,000 220,000	12,798 120,000 20,000	682,000 3,750 6,000	50,000 50,000 -	- - -
David Hackett (2) Chief Financial Officer	2007 2006 2005	180,000 180,000 180,000	83,754 - 5,000	- 3,000 4,800	85,000 25,000 200,000	- - -
David Annan (3) Chief Technology Officer	2007 2006 2005	200,000 188,333 159,273	65,737 - -	- 2,250 3,580	72,000 50,000 110,000	- -
John Couse(4) Senior Vice President, Business Development	2007 2006 2005	150,000 150,000 137,290	154,639 6,343 5,600	- - -	75,000 10,000 50,000	- - -
Salah Machani(5) Vice President of Engineering & Chief Architect	2007 2006 2005	158,115 135,796 118,800	98,830 13,657 1,000	- - -	93,580 37,312 39,000	- - -

(1)

Albert Wahbe was appointed Chief Executive Officer of the Corporation on April 11, 2007.  See “Management Employment Contracts”.

(2)

David Hackett was appointed Chief Financial Officer of the Corporation on March 26, 2002.  See “Management Employment Contracts”.

(3)

David Annan was appointed Chief Technology Officer of the Corporation on January 3, 2005.  See “Management Employment Contracts”.

(4)

John Couse was appointed Senior VP, Sales and Business Development of the Corporation on January 3, 2005.  See “Management Employment Contracts”.

(5)

Salah Machani was appointed VP of Engineering and Chief Architect of the Corporation on December 1, 2000.  See “Management Employment Contracts”.

(6)

Bonus allocations, if any, are determined annually at the discretion of the Board of Directors on the recommendations of the Compensation Committee.  Bonuses are paid in the fiscal year following the year in which they are earned as the determination is made by the Board subsequent to the end of the fiscal year.

(7)

Nagy Moustafa ceased to serve as Chief Executive Officer on April 11, 2007.  Other annual compensation for 2007 includes Cdn$590,000 in severance payments and Cdn$92,000 in consulting payments.

Option Grants in the Year Ended December 31, 2007

Details of options granted to each Named Executive Officer during the year ended December 31, 2007 are as follows:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price /Security $	Market Value of Securities Underlying Options on the Date of Grant/Security - $	Expiration Date(1)
Albert Wahbe Chief Executive Officer	50,000	2.5	0.83	41,500	July 2, 2012
Nagy Moustafa Former Chief Executive Officer	50,000	2.5	0.83	41,500	July 12, 2012
David Hackett Chief Financial Officer	85,000	4.2	0.83	70,550	July 2, 2012
David Annan Chief Technology Officer	72,000	3.6	0.83	59,760	July 2, 2012
John Couse SVP Business Development	75,000	3.7	0.83	62,250	July 2, 2012
Salah Machani VP of Engineering & Chief Architect	93,580	4.7	0.83	77,671	July 2, 2012

(1)

Pursuant to the Plan, unexercised options are subject to early expiration upon the termination of employment of the optionee with the Corporation or its affiliates and on the optionee’s retirement or death.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

Details of aggregate number of options exercised by each Named Executive Officer during the year ended December 31, 2007 and particulars of the fiscal year end value of unexercised options held by Named Executive Officers are as follows:

#

Name	Securities Acquired on Exercise #	Aggregate Value Realized	Unexercised Options at December 31, 2007 (#) exercisable/unexercisable	Value of Unexercised in-the-money Options at December 31, 2007 $ exercisable/unexercisable (1)
Albert Wahbe Chief Executive Officer	-	-	4,167/45,833	-
Nagy Moustafa Former Chief Executive Officer	421,000	182,270	4,167/45,833	-
David Hackett Chief Financial Officer	-	-	283,542/86,458	14,438/1,313
David Annan Chief Technology Officer	-	-	170,333/61,667	10,763/438
John Couse SVP, Sales and Business Development	-	-	78,542/56,458	4,113/87
Salah Machani VP Engineering & Chief Architect	47,813	19,125	50,965/83,114	1,458/194

(1)

Based on a closing market price of $0.47 per common share on December 31, 2007 on the OTC Bulletin Board (the last trading day in the fiscal year of the Corporation).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2007, details regarding compensation plans under which equity securities of the Corporation are authorized for issuance:

#

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding (a)) (c)
Equity compensation plans approved by shareholders	3,352,850	0.83	1,204,337
Equity compensation plans not approved by shareholders	-	-	-
Total	3,352,850	0.83	1,204,337

In April 2008, Mr. Wahbe was granted options to acquire up to 1,500,000 common shares at $0.55 per common share.  This grant of stock options was approved by the Board, subject to receipt of disinterested shareholder approval.  See discussion in ‘Approval of Issuance of Common Shares and Options to Diversinet Officer’ above.

Other Compensation Matters

There were no long-term incentive awards other than stock options made to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2007.  There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, executive officers or directors of the Corporation is indebted to the Corporation.

Management Contracts

Albert Wahbe, Chief Executive Officer, is employed pursuant to a written three year employment agreement, effective April 2, 2008, replacing an agreement dated April 2, 2007, which provides for an annual base compensation of up to Cdn$300,000 in the first year and up to Cdn$450,000 in the second year and subsequent years, with all years payable in up to 300,000 common shares (75,000 quarterly), bonus of up to 200,000 common shares and reimbursement of up to Cdn$72,000 per annum in expenses.  The agreement is renewable after three years at the discretion of the Board and may be terminated by either party after January 1, 2011 upon 90 days notice.  The agreement provides for payment of two (2) years’ salary and bonus upon termination of employment or upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The agreement also contains certain non-disclosure provisions.

Nagy Moustafa, the former Chief Executive Officer of the Corporation, was employed pursuant to a written employment contract dated September 15, 2004, replacing an employment contract effective September 29, 1997 as amended on October 1, 2002. The contract provided an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000. The contract provided for payment of twenty-four (24) months’ salary and bonus upon termination of employment, and payment of thirty-six (36) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contained certain non-competition and non-disclosure provisions. On April 11, 2007, Mr. Moustafa ceased to serve as the Corporation’s Chief Executive Officer and received settlement and release compensation of $512,000, he exercised options to acquire an aggregate of 421,000 common shares and entered into a six month consulting arrangement compensating him at Cdn$12,000 per month plus potential commissions relating to new sales.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract, effective January 1, 2005, replacing an employment agreement effective March 26, 2002, as amended, which provides for an annual base salary of Cdn$180,000, reimbursement of up to Cdn$12,000 per annum in expenses and a performance bonus of Cdn$100,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six (6) months’ salary and bonus upon termination of employment, and payment of eighteen (18) months’ salary and bonus upon termination as a result of a change-in-control or a change in responsibilities following a change-in-control.  The employment agreement also contains certain non-disclosure provisions.

David Annan, Chief Technology Officer, is employed pursuant to a written employment contract, effective April 17, 2006, replacing an employment agreement effective January 3, 2005, which provides for an annual base salary of Cdn$200,000 and a performance bonus of Cdn$80,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment, and payment of twelve (12) months’ salary upon termination as a result of a change-in-control.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.

John Couse, Senior Vice President, Sales and Business Development, is employed pursuant to a written employment contract dated April 1, 2008 replacing an employment agreement effective January 3, 2005, which provides for an annual base salary of Cdn$150,000 and a performance bonus consistent with standard terms and conditions in the Diversinet Sales Commission Program.  The contract provides for payment of three months’ salary upon termination of employment or upon termination as a result of a change-in-control.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.

Salah Machani, Vice President of Engineering and Chief Architect, is employed pursuant to a written employment contract dated June 15, 2007, replacing an employment contract effective December 1, 2000.  The contract provides for an annual base salary of Cnd$170,000 and a performance bonus of Cnd$85,000, payable upon the achievement of corporate objectives.  The contract provides for payment of six months’ salary upon termination of employment.  The employment agreement also contains certain change-in-control bonuses and non-disclosure provisions.

Composition of the Compensation Committee

At the end of the fiscal year ended December 31, 2007 the Corporation’s compensation committee of the Board of Directors (the “Compensation Committee”) was comprised of Ravi Chiruvolu (Chair) and Greg Milavsky.

Report on Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation’s senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

Compensation for executive officers is composed primarily of three components; base salary, performance bonuses (in cash and/or common shares) and the granting of stock options.  Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer’s employment contract.

The Corporation’s executive compensation program may include base salary, bonus and participation in the Corporation’s stock option plans.  In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.  The Compensation Committee considers and, if thought fit, approves the issuance of options in accordance with the Corporation’s stock option plans.  Such stock option grants are dependent upon individual performance and competitive conditions.  The Corporation’s stock option plans require that the option exercise price be not less than the market price of the common shares on the date immediately prior to the date the option was granted.

Compensation of the Chief Executive Officer

The Chief Executive Officer’s compensation was paid in accordance with the terms of his agreement (See “Management Contracts”) which provided for payment of an annual compensation of 300,000 common shares, an annual performance bonus of up to 200,000 common shares and reimbursement of up to Cdn$48,000 per annum in expenses.  In addition, Mr. Wahbe participated in the Plan.  In 2007 Mr. Wahbe received a bonus of 150,000 common shares.

The Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining the basis for Mr. Wahbe’s overall compensation.  In addition, Mr. Wahbe was entitled to participate in the Corporation’s bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2007, Mr. Wahbe was granted options to acquire up to 50,000 common shares.  The stock option awards to Mr. Wahbe are consistent with the compensation philosophy of the Corporation, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Mr. Wahbe was an executive officer and a member of the Board and was required to recuse himself from deliberations of the Board with respect to matters related to his compensation and also abstain from voting on these matters.

Submitted on behalf of the Compensation Committee:

Ravi Chiruvolu (Chair) and Greg Milavsky

Compensation of Directors

The Corporation’s directors received no cash compensation during fiscal 2007 for attending meetings of the board of directors or a committee of the board of directors.  In 2007, Messrs. Milavsky, Reed (on behalf of HSA of NEPA) and Tardif each received 100,000 common shares and Mr. Chiruvolu received 50,000 common shares and Mr. Wigdale received 25,000 common shares in lieu of cash compensation.  Directors generally receive 50,000 common shares annually and 100,000 common shares in their initial year.  The Board is reviewing this policy and may change it during firscal 2008.  Furthermore, on July 3, 2007 Messrs. Chiruvolu, Milavsky, Tardif, Wahbe and Wigdale each received 50,000 options in accordance with the Plan and exercisable at $0.83 per common share.  In April 2007, Mr. Wahbe also entered into a consulting agreement as the CEO for the Company.  In April 2008, Mr. Wahbe entered into a three year employment agreement, see Management Contracts.  During the second quarter of 2007, Mr. Wigdale began performing services in a sales capacity.  During 2007 the Company paid Mr. Wigdale $52,500 and issued him 56,250 common shares relating to his consulting agreement.  In May 2008, Mr. Wigdale entered into an employment agreement which provides for annual salary of US$192,000 and commissions consistent with standard terms and conditions in the Diversinet Sales Commission Program

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers.  The annual premium payable by the Corporation in respect of such insurance is $58,800 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000.  In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy.  No claims have been made under these policies to date.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or executive officers of the Corporation or any of its subsidiaries, any proposed nominee for election as a director or any of their respective associates is or has been indebted to the Corporation at any time during the most recently completed fiscal year other than for routine indebtedness (as defined in the Securities Act (Ontario)).

INTEREST OF INFORMED PERSONS

IN MATERIAL TRANSACTIONS

Descriptions of any material interest, direct or indirect, of any informed person of the Corporation, any proposed director of the Corporation and any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries can be found at Item 7-B Related Party Transactions and Item 10-C Material Contracts in the Corporation’s Amended Annual Report for the fiscal year ended December 31, 2007 filed on Form 20-F with the SEC on February 29, 2008 and with the applicable Canadian securities regulatory authorities on May 3, 2008.  This document is available on the SEC website at www.sec.gov and the SEDAR website at www.sedar.com and, upon request, the Corporation will promptly provide the copy free of charge to a securityholder of the Corporation.  The address of each person whose interest in each such transaction is disclosed is c/o Diversinet Corp., 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario, M2J 5B5.

STOCK PERFORMANCE CHART

The following graph and chart assume that $100 was invested over a five year period commencing on December 31, 2002 and ending on December 31 of each subsequent year thereafter by comparing the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation’s common shares.

As at December 31st	2002	2003	2004	2005	2006	2007
S&P/TSX Composite Index	100	124	140	170	195	209
Diversinet Corp.	100	70	29	13	31	16

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors believes that good corporate governance improves corporate performance and benefits all shareholders.  National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators requires annual disclosure of the Corporation's corporate governance practices.  The following discussion sets out the Corporation's approach to certain aspects of corporate governance.

Composition of the Board

For the purposes of this disclosure, the applicable definition of “independent” is provided for in section 1.4 of Multilateral Instrument 52-110 (Audit Committees)(“MI 52-110”) of the Canadian Securities Administrators.  For the purposes of MI 52-110, a director is considered “independent” if he has no direct or indirect material relationship with the issuer.

The directors of the Corporation have examined these definitions and have individually considered their respective interests in and relationships with the Corporation.  As a consequence, the Board of Directors has concluded that three of the Board’s six members are “independent” within the meaning of the guidelines.  Messrs. Chiruvolu, Milavsky and Tardif are independent.  Mr. Wahbe is not independent because he is an executive officer of the Corporation.  Mr. Reed is not independent because his employer, HSA of NEPA, is an affiliated entity by virtue of its ownership position.  In addition, Diversinet and AllOne Health Group, Inc. (a related company to HAS of NEPA) entered into a licence and revenue share agreement.  Mr. Wigdale is not independent by virtue of his consulting agreement with the Corporation (see “Compensation of Directors and Executive Officers - Management Contracts” and “- Compensation of Directors”).  In addition, Messrs. Reed (through HSA of NEPA), Wahbe and Wigdale have significant direct and indirect interests in common shares of the Corporation (see “Voting Securities and Principal Holders Thereof”).  The Board of Directors considers its current size to be appropriate at the current time.  The Board of Directors believes that the presence of the Chief Executive Officer on the Corporation’s Board of Directors is key to the effective governance of the Corporation.  The knowledge and insight that this director brings to the Board has been instrumental in creating a Board of Directors that functions effectively and, in turn, achieves the Corporation’s successful development.

At present, in addition to those matters which must by law be approved by the Board of Directors, management seeks Board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Corporation.  The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Governance Committee.

Directorships

None of the Directors of the Corporation is a director of any other reporting issuer.

Orientation and Continuing Education

The Board of Directors has not developed formal orientation procedures for new directors or continuing education procedures for current directors.  However, when Mr. Reed joined the Board in 2007, members of the board of directors and senior management provided a detailed briefing for Mr. Reed.  Moreover, members of the Board of Directors and senior management participate in a full day business planning session in December of each year.

Code of Business Conduct and Ethics, Whistle Blower Policy

The Corporation has adopted a written Code of Business Conduct and Ethics (the “Code”) and Complaints Pertaining to Code of Conduct and Ethics, Accounting, Internal Accounting Controls, Auditing and Other Matters (“Whistle Blower”) which governs the behaviour of the Corporation’s directors, officers and employees.  The Code also includes provisions required by the Sarbanes-Oxley Act that are applicable to the Chief Executive Officer, Chief Financial Officer and other senior financial officers of the Corporation.  The Board, through the Governance Committee, oversees compliance with the Code.  Any deviations from or amendments to the Code will be publicly disclosed.  The Code is accessible on the Corporation’s investor relations web page at www.diversinet.com.

Nomination of Directors

Prior to recommending nominee directors to shareholders at the Corporation's annual general meeting, the Board of Directors as a whole considers the number of directors and the skills and experience required to carry out the Board’s duties effectively and whether additional candidates should be nominated.  In 2007, three additional directors were appointed to the Board.  The Board does not have a nominating committee.

Compensation

The Compensation Committee recommends to the Board of Directors the compensation for the directors and Chief Executive Officer and is discussed herein.

Assessments

The Board of Directors has not established any formal procedure to satisfy itself that the Board, its Committees and individual directors are performing effectively.  However, the Governance Committee considers annually whether each member of the Board has the time, knowledge and ability to perform his duties as a Board and Committee member.

COMMITTEES

Audit Committee

The Audit Committee is comprised of three non-management directors. The Audit Committee recommends engagement of the Corporation’s independent auditors and is primarily responsible for approving the services performed by the Corporation’s independent auditors.  The Audit Committee’s responsibilities included reviewing the Corporation’s financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation’s external auditors.  The Audit Committee also has the responsibility to review, and to recommend for approval, the Corporation’s interim unaudited consolidated financial statements and annual consolidated financial statements, management’s discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board.  At December 31, 2007, the members of the Audit Committee were Greg Milavsky (Chair), Ravi Chiruvolu and Philippe Tardif, all of whom were non-management directors.

To carry out its responsibilities, the Audit Committee held four meetings during the year ending December 31, 2007.  A copy of the Audit Committee charter and certain other prescribed information is presented in the Corporation’s Amended Annual Report on Form 20-F (see sections 16A, 16B and 16D) for the year ended December 31, 2007 filed with the SEC on February 29, 2008 and with the applicable Canadian securities regulatory authorities on March 3, 2008.  This document is available on the SEC website at www.sec.gov and the SEDAR website at www.sedar.com and, upon request, the Corporation will promptly provide the copy free of charge to a securityholder of the Corporation.  For further information relating to the audit committee and for a copy of its charter visit the Corporation’s web site at www.diversinet.com.

Compensation Committee

Overview and Philosophy

The Compensation Committee is comprised of two directors.  It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation’s senior executives with a view to providing such executives with a competitive compensation package having regard to performance.  Performance is defined to include achievement of the Corporation’s strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.  At December 31, 2007, the members of the Compensation Committee were Ravi Chiruvolu (Chair) and Greg Milavsky.

Published industry salary data is reviewed and relied upon in the Compensation Committee’s assessment of appropriate compensation levels, specifically the analysis of proxies of certain public software companies and appropriate and relevant compensation surveys.

The Compensation Committee recognizes that the industry sector in which the Corporation operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified, experienced executive personnel.  The Compensation Committee considers it crucial that the Corporation is assured of retaining and rewarding its top calibre executives who are essential to the attainment of  itsambitious long-term, strategic goals.

For these reasons, the Compensation Committee believes the Corporation’s executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations, including some, but not all, of the companies comprising the Nasdaq Stock Market, the Over the Counter Bulletin Board and the TSX Venture Exchange.

Annual Cash Compensation (Base Salary Plus Performance Incentives)

The Compensation Committee believes that annual cash compensation should be paid commensurate with attained performance.  The executive cash compensation consists of base compensation and performance incentives.  Base salaries for executive officers are established by considering a number of factors, including operating results; the executive’s individual performance and measurable contribution to the Corporation’s success; and pay levels of similar positions with comparable companies in the industry.  The Compensation Committee believes that executive compensation must remain competitive for the Corporation to retain talented executives.  Base salaries are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives.  Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance. The Compensation Committee sets targets for executive bonuses each year and the pay-out of those bonuses, if any, is determined based on operating results, the executive’s measurable contribution to the Corporation’s success, and bonus levels of similar positions with comparable companies in the industry.

For the year ending December 31, 2007, the Compensation Committee recommended and approved a total of $40,000 and 261,000 common shares for the executive team out of a potential total bonus pool of $40,000 and 261,000 shares or 100% of the potential total bonus pool.  During 2007, the Company delivered new products and revenue contracts that reflect the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above.  There are currently no guaranteed executive bonuses for 2008 or beyond.

Stock Options

The Committee recommends executive stock options under the Plan to foster executive officer ownership of common shares, to stimulate a long-term orientation in decisions and to provide direct linkage with shareholder interests.  The Compensation Committee considers the total compensation package, industry practices and trends, the executive’s accountability level, and assumed potential common share value in the future when granting stock options.  The Compensation Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings.  Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the executives, as well as other key employees.  The exercise prices of stock options granted to executive officers are not less than the fair market value of the common shares on the date of grant.  Therefore, stock options provide an incentive to maximize profitable growth that ordinarily, over time, should be reflected in the stock price.

Benefits

The Corporation provides benefits to the Named Executive Officers that are generally available to all of the Corporation’s employees.

Chief Executive Officer Compensation

The Chief Executive Officer’s compensation was paid in accordance with the terms of his agreement (See “Management Contracts”) which provided for payment of an annual compensation of 300,000 common shares, an annual performance bonus of up to 200,000 common shares and reimbursement of Cdn$48,000 per annum in expenses.  In addition, Mr. Wahbe participated in the Plan.  In 2007 Mr. Wahbe received a bonus of 150,000 common shares.

The Compensation Committee did not directly base Mr. Wahbe’s bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Wahbe’s overall compensation.  In addition, Mr. Wahbe was entitled to participate in the Corporation’s bonus plan and stock option awards as part of his compensation.  In the financial year ended December 31, 2007, Mr. Wahbe was granted options to acquire up to 50,000 common shares.  The historical stock option awards to Mr. Wahbe are consistent with the Corporation’s compensation philosophy, which is to tie a portion of the Chief Executive Officer’s compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee

The Governance Committee has two independent directors.  The Governance Committee assists the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement.  At December 31, 2007, the members of the Governance Committee were Philippe Tardif (Chair), Greg Milavsky and William Reed.

ADDITIONAL INFORMATION AND GENERAL

Additional information relating to the Corporation appears on the SEDAR website at www.sedar.com and on EDGAR at www.sec.gov.  A copy of the Corporation’s financial statements for the year ended December 31, 2007 and management’s discussion and analysis for the year ended December 31, 2007 is available without charge to shareholders upon written request to the Secretary of the Corporation at 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5.  Financial information is also provided in the Corporation’s financial statements and management’s discussion and analysis for the fiscal year ended December 31, 2007.

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting.  However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular and that a copy of this Circular has or will be sent to each director, each shareholder entitled to the Notice of Meeting to which this Circular relates and the auditor of the Corporation.

DATED at Toronto, Ontario, the 22nd day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Albert Wahbe

Albert Wahbe, Chairman and CEO

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SCHEDULE A

DIVERSINET CORP. AMENDED AND RESTATED STOCK OPTION PLAN

Purpose of Plan

1.1

The purpose of the Plan is to attract, retain and motivate persons as directors, officers and employees of the Corporation and its Subsidiaries and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Corporation.

Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

2.1

“Board” means the board of directors of the Corporation or, if established and duly authorised to act, the Compensation Committee of the board of directors of the Corporation.

2.2

“Business Day” means any day, other than a Saturday or a Sunday, on which the applicable stock exchange as set forth in 2.4 is open for trading or, if the Shares are not listed and posted for trading on any stock exchange, any day, other than a Saturday or a Sunday, that is not a statutory holiday in the Province of Ontario.

2.3

“consultant” means, an individual, other than an employee, officer or director of the Corporation, that

2.3.1

is engaged to provide on a bona fide basis consulting, technical, management or other services to the Corporation or to an affiliated entity of the Corporation under a written contract between the Corporation or the affiliated entity and the individual or a consultant company or consultant partnership of the individual, and

2.3.2

in the reasonable opinion of the Corporation, spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or an affiliated entity of the Corporation.

2.4

“consultant company” means, for an individual consultant, a company of which the individual consultant is an employee or shareholder.

2.5

“consultant partnership” means, for an individual consultant, a partnership of which the individual consultant is an employee or partner.

2.6

“Corporation” means Diversinet Corp. and includes any successor corporation thereto.

2.7

“disinterested shareholders” means in respect of approvals which may be required under the Plan, those shareholders which are entitled to vote on a resolution in respect of such approval under the rules of the Exchange.

2.8

“Insider” means:

2.8.1

an insider as defined under Section 1(1) of the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a Subsidiary; and

2.8.2

an associate as defined under Section 1(1) of the Securities Act (Ontario) of any person who is an insider by virtue of section 2.4.1 above.

2.9

“investor consultant” means a consultant that is a registrant under the Securities Act (Ontario) or provides to the Corporation or an affiliated entity of the Corporation services provided by a registrant or services consisting of investor relations activities.

2.10

“investor relations activities” means any activities that promote or reasonably could be expected to promote the purchase or sale of securities of the Corporation or an affiliated entity of the Corporation, other than

2.10.1

the dissemination of information provided, or records prepared, in the ordinary course of the business of the Corporation:

(i)

to promote the sale of products or services of the Corporation, or

(ii)

to raise public awareness of the Corporation, or

2.10.2

activities or communications necessary to comply with the requirements of:

(i)

Ontario securities law, or

(ii)

the by-laws, rules or other regulatory instruments of self regulatory organizations recognized by the Ontario Securities Commission.

2.11

“Market Price” at any date in respect of the Shares shall be the closing price of such Shares on such stock exchange or exchange on which such Shares are listed and posted for trading as may be selected for such purpose by the board (the “Exchange”) on the last Business Day preceding the date on which the Option is approved by the Board.  In the event that such Shares did not trade on such Business Day, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on such date.  In the event that such Shares are not listed and posted for trading on any Exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion.

2.12

“Option” means an option to purchase Shares granted under the Plan.

2.13

“Option Price” means the price per Share at which Shares may be purchased under the Option, as the same may be adjusted from time to time in accordance with Article 8.

2.14

“Optionee” means a person to whom an Option has been granted.

2.15

“Plan” means the Diversinet Corp. Amended and Restated Stock Option Plan, as the same may be amended or varied from time to time.

2.16

“Share Compensation Arrangement” means any stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise.

2.17

“Shares” means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment.

2.18

“Subsidiary” means any corporation which is a subsidiary (as such term is defined in subsection 1(2) of the Business Corporations Act (Ontario) (as such provision is from time to time amended, varied or re-enacted) of the Corporation.

Administration of the Plan

3.1

The Plan shall be administered by the Board (which term shall include the Compensation Committee) in accordance with applicable laws and securities regulatory requirements.  The Board shall have the authority to delegate to the Chief Executive Officer the discretion to approve the grant of options to persons other than Insiders, subject to such limitations as the Board or the Compensation Committee may impose.

3.2

The Board shall have the power, where consistent with the general purpose and intent of the Plan and subject to the specific provisions of the Plan:

3.2.1

To establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan.

3.2.2

To interpret and construe the Plan and to determine all questions arising out of the Plan and any Option granted pursuant to the Plan and any such interpretation, construction or determination made by the Board shall be final, binding and conclusive for all purposes.

3.2.3

To determine which persons are granted Options and the number of Shares covered by each Option.

3.2.4

To determine the Option Price, subject to the condition that disinterested Shareholder approval will be obtained for any reduction in the Option Price if the Optionee is an Insider at the time of the proposed price amendment.

3.2.5

To determine the time or times when Options will be granted and exercisable.

3.2.6

To determine if the Shares which are subject to an Option will be subject to any restrictions upon the exercise of such Option including any restriction on vesting as required by a stock exchange.

3.2.7

To grant Options and to prescribe the form of the instruments relating to the grant, exercise and other terms of Options

Shares Subject to the Plan

4.1

Options may be granted in respect of authorised and unissued Shares provided that, subject to the increase by the Board and the receipt of any and all requisite approvals, the maximum aggregate number of Shares which may be purchased upon the exercise of all Options granted under the Plan shall not exceed 9,058,476 (to be a net amount of 8,000,000, being 9,058,476 in aggregate available under the Plan less the 1,058,476 issued on exercise of Options to date) subject to adjustment or increase of such number pursuant to the provisions of Article 8.  Shares in respect of which Options are not exercised shall be available for subsequent Options under the Plan.  No fractional Shares may be purchased or issued under the Plan.

Eligibility:  Grant:  Terms of Options

5.1

Options may be granted to bona fide directors, officers, full-time and part-time employees, consultants and investor consultants of the Corporation or of any Subsidiary.

5.2

Options may be granted by the Corporation pursuant to the recommendations of the Board from time to time provided and to the extent that such decisions are approved by the Board.

5.3

Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price, the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board.  At no time shall the period during which an Option shall be exercisable exceed five (5) years.

5.4

In the event that no specific determination is made by the Board with respect to any of the following matters, each Option shall, subject to any other specific provisions of the Plan, contain the following terms and conditions:

5.4.1

The period during which an Option granted shall be exercisable shall be five (5) years from the date the Option is granted to the Optionee.

5.4.2

The Optionee may take up not more than twelve and one half percent (12½%) of the Shares covered by the Option after each three (3) month period following the date of the grant of the Option; provided, however that if the number of Shares taken up under the Option after any such three (3) month period is less than twelve and one half percent (12½%) of the Shares covered by the Option, the Optionee shall have the right, at any time or from time to time during the remainder of the term of the Option, to purchase such number of Shares subject to the Option which were purchasable, but not purchased by him, after such three (3) month period.

5.5

The Option Price of Shares which are the subject of any Option shall in no circumstances be lower than the Market Price of the Shares at the date of the grant of the Option.

5.6

Unless otherwise permitted by the rules of the Exchange and if required by such rules, if approval by disinterested shareholders, the maximum number of Options and other rights to acquire Shares which may be granted to any one Optionee under this Plan or under any other Share Compensation Arrangement in any 12 month period shall not exceed five percent (5%) of the Shares outstanding at the date of the grant (on a non-diluted basis).

5.7

Unless otherwise permitted by the rules of the Exchange and if required by such rules, if approval by disinterested shareholders, the maximum number of Shares which may be reserved for issuance to Insiders under the Plan or under any other Share Compensation Arrangement shall be ten percent (10%) of the Shares outstanding at the date of the grant (on a non-diluted basis).

5.8

Unless otherwise permitted by the rules of the Exchange and if required by such rules, if approval by disinterested shareholders, the maximum number of Shares which may be issued to any one individual and such individual’s associates under the Plan and any other Share Compensation Arrangement in any 12 month period shall be five percent (5%) of the Shares outstanding at the date of the issuance (on a non-diluted basis).  The maximum number of Shares which may be issued to any Insiders under the Plan and any other Share Compensation Arrangement in any twelve (12) month period shall be ten percent (10%) of the Shares outstanding at the date of the issuance (on a non-diluted basis).

5.9

Unless otherwise permitted by the rules of the Exchange and if required by such rules, if approval by disinterested shareholders, the maximum number of Shares which may be issued to any one consultant under the Plan and any other Share Compensation Arrangement in any 12 month period shall be two percent (2%) of the Shares outstanding at the date of the issuance (on a non-diluted basis).  The maximum number of Shares which may be issued to all investor consultants under the Plan and any other Share Compensation Arrangement in any twelve (12) month period shall be two percent (2%) of the Shares outstanding at the date of the issuance (on a non-diluted basis).

5.10

Any entitlement to acquire Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the Optionee becoming an Insider shall be excluded for the purposes of the limits set out in 5.7 and 5.8 above.

5.11

An Option is personal to the Optionee and is non-assignable and non-transferable.

Termination of Employment:  Death

6.1

Subject to Section 6.2 and any express resolution passed by the Board with respect to an Option, an Option and all rights to purchase pursuant thereto, shall expire and terminate immediately on the thirtieth (30) day, or as otherwise required by law, following the effective date on which the Optionee ceases to be a director, officer or a full-time or part-time employee, consultant or investor consultant of the Corporation or of any Subsidiary.

6.2

If, before the expiry of an Option, in accordance with the terms thereof: (i) an Optionee shall cease to be a director or officer of the Corporation or of any Subsidiary; or (ii) the employment of or consulting arrangement between the Optionee with the Corporation or with any Subsidiary shall terminate; in either case by reason of the death of the Optionee; such Option may, subject to the terms thereof and any other terms of the Plan, be exercised by the legal representative(s) of the estate of the Optionee at any time during the first six (6) months following the death of the Optionee (but prior to the expiry of the Option in accordance with the terms thereof) but only to the extent that the Optionee was entitled to exercise such Option at the date at which such Optionee ceased to be a director, officer, employee, consultant or investor consultant of the Corporation as the case may be.

Exercise of Options

7.1

Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Shares to be purchased.  Certificates for such Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

7.2

Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation’s obligation to issue Shares to an Optionee pursuant to the exercise of an Option shall be subject to:

7.2.1

completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

7.2.2

the admission of such Shares to listing on the Exchange, if applicable; and

7.2.3

the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

In this connection, to the extent necessary, the Corporation shall take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Shares in compliance with applicable laws and for the admission to listing of such Shares on any Exchange on which the Shares are then listed.

Certain Adjustments

8.1

Appropriate adjustments in the number of Shares subject to the Plan, and as regards Options granted or to be granted, in the number of Shares optioned and in the Option Price shall be made by the Board to give effect to adjustments in the number of Shares of the Corporation resulting from subdivisions, consolidations or reclassifications of the Shares of the Corporation, the payment of stock dividends or cash dividends by the Corporation (other than dividends in the ordinary course), the distribution of securities, property or assets by way of dividend or otherwise (other than dividends in the ordinary course), or other relevant changes in the capital stock of the Corporation subsequent to the approval of the Plan by the Board.

Change of Control

9.1

If a bona fide offer (the “Offer”) for Shares (including, but not limited to an offer made by way of take-over bid or a share exchange or share transfer by way of plan of arrangement) is made to shareholders of the Corporation generally, or to a class of shareholders of the Corporation which, if Options were exercised, would include Optionees, and which Offer, if accepted in whole or in part, would result in the offeror exercising control over the Corporation (referred to as a “Change of Control”) within the meaning of subsection 1(3) of the Securities Act (Ontario) (as amended from time to time) then, notwithstanding section 5.4 hereof, but subject to the other provisions hereof:

(a)

Board Consent.  The Board may give its express consent to the exercise of any Options which are outstanding at the time of the Offer in the manner hereinafter provided.

(b)

Notice of Right to Exercise.  If the Board has so consented to the exercise of any Options outstanding at the time of the Offer, the Corporation shall, immediately after such consent has been given, notify each Optionee currently holding an Option of the Offer, with full particulars thereof, together with a notice stating that, in order to permit the Optionee to participate in the Offer, the Optionee may, during the period that the Offer is open for acceptance (or, if no such period is specified, the period of 30 days following the date of such notice), exercise all or any portion of any such Option held by the Optionee.

(c)

Exercise and Deemed Exercise.  In the event that the Optionee so exercises any such Option, such exercise shall be in accordance with Article 7 of the Plan; provided that, if necessary in order to permit the Optionee to participate in the Offer, such Option shall be deemed to have been exercised, and the issuance of Shares received upon such exercise (the “Optioned Shares”) shall be deemed to have occurred, effective as of the first Business Day prior to the date on which the Offer was made.

(d)

Completed Offer.  If, upon the expiry of the applicable period referred to in subsection 9.1(b) above, the Offer is completed, and:

(i)

the Optionee has not exercised the entire or any portion of such Option then, as of and from the expiry of such period, the Optionee’s right to purchase the Shares covered by such Option shall not be exercisable, and shall expire and be null and void; and

(ii)

the Optionee has exercised the entire or any portion of such Option, but has not tendered the Optioned Shares to the Offer, then, as and from the expiry of such period, the Corporation may require the Optionee to sell to the Corporation such Optioned Shares for a purchase price of $.001 per Optioned Share.

(e)

Reinstatement of Optioned Shares. If:

(i)

the Offer is not completed (within the time specified therein, if applicable); or

(ii)

all of the Optioned Shares tendered by the Optionee pursuant to the Offer are not taken up and paid for by the offeror in respect thereof,

then the Optioned Shares or, in the case of paragraph (ii) above, the portion thereof that are not taken up and paid for by such offeror, shall be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares, and the terms of the Option as set forth in section 5.4 hereof shall again apply to such Option, or the remaining portion thereof, as the case may be.

(f)

Refund of Option Price.  If any Optioned Shares are returned to the Corporation pursuant to subsection 9.1(e) above, the Corporation shall refund the Option Price to the Optionee in respect of such Optioned Shares.

(g)

Limited Right to Sell.  In no event shall the Optionee be entitled to sell the Optioned Shares otherwise than pursuant to the Offer, except as provided in paragraph 9.1(d)(ii) above.

(h)

For the purposes of this Section 9.1 and for greater certainty, an Offer shall not include an acquisition of Shares from the treasury of the Corporation, notwithstanding that it may result in a person exercising control or direction over more than 50% of voting or equity in securities of the Corporation.

9.2

If a person acquires control or direction over more than 50% of voting or equity securities of the Corporation in a transaction which is not an Offer (as defined in Section 9.1), the Board may only give its express consent to the acceleration of the exercise price of options with the prior approval of the Exchange and, if required, approval of disinterested shareholders.

Amendment or Discontinuance of Plan

10.1

The Board may amend or discontinue the Plan at any time, provided however that no such amendment may increase the maximum number of Shares that may be optioned under the Plan, change the manner of determining the minimum Option Price or without the consent of the Optionee alter or impair any of the terms of any Option previously granted to an Optionee under the Plan.

10.2

(a)

Subject to the rules of the Exchange, the Board may, without notice or shareholder approval, at any time or from time to time, amend the Plan for the purposes of:

(i)

making any amendment to the general vesting provisions of Options granted under the Plan;

(ii)

making any amendment to the general term of each Option provided that no Option held by an Insider may be extended beyond its original expiry date and no Option may be exercised after the tenth (10th) anniversary of the Date of Grant;

(iii)

making any amendment to the provisions set out in Section 6;

(iv)

making any amendment not inconsistent with the Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the Optionees, it may be expedient to make; or

(v)

making such changes or corrections which are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights or interests of the Optionees.

(b)

Subject to Section 9, the Board shall not alter or impair any rights or increase any obligations with respect to an Option previously granted under the Plan without the consent of the Optionee.

(c)

Notwithstanding any other provision of this Plan, none of the following amendments shall be made to this Plan without approval of the Exchange and the approval of shareholders and if required by the rules of the Exchange, approval of disinterested shareholders:

(i)

amendments to the Plan which would increase the number of Shares issuable under the Plan, otherwise than in accordance with the terms of this Plan;

(ii)

amendments to the Plan which would increase the number of Common Shares issuable to Insiders, otherwise than in accordance with the terms of this Plan;

(iii)

amendments that would extend the term of any Options held by Insiders beyond the term otherwise determined in accordance with this Plan;

(iv)

amendments that would reduce the Exercise Price of any Options held by Insiders, otherwise than in accordance with the terms of this Plan; and

(v)

the addition of any form of financial assistance to an Insider.

Miscellaneous Provisions

11.1

The holder of any Option shall not have any rights as a shareholder of the Corporation with respect to any of the Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Shares in respect of which the Option is being exercised) and the Corporation shall be obliged to issue such Shares to the Optionee in accordance with the terms of the Plan.

11.2

Nothing in the Plan or any Option shall confer upon an Optionee any right to continue in the employ of the Corporation or any Subsidiary or affect in any way the right of the Corporation or any Subsidiary to terminate his employment at any time.  Nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement or an expression of intent, on the part of the Corporation or any Subsidiary to extend the employment of any Optionee beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Subsidiary or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Subsidiary.

Regulatory Approval

12.1

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of the shareholders of the Corporation.  Any Options granted prior to such approvals and acceptances shall be conditional upon such approvals and acceptances being given and no such Options may be exercised unless such approval and acceptance is given.

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D i v e r s i n e t

2 0 0 7  A n n u a l  R e p o r t

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To Our Shareholders:

Fiscal 2007 was a year of transition for Diversinet, moving from a product development focused company towards a sales and marketing enterprise.  This was highlighted by the introduction of our flagship MobiSecure Wallet and Vault product suite in early 2007, the licensing of our products by strategic partners, a 172% year over year increase in our revenue, and the continued expansion of our distribution channels.

Our significant 2007 business and product achievements included:

•

A license and revenue share agreement to provide our MobiSecure™ Wallet and Vault mobile secure access solution to AllOne Health Group and to cross license certain software and share revenues from the sales of the combined software.  Under the three year agreement, Diversinet will receive $2 million annually as a minimum commitment from AllOne.  Diversinet and AllOne will initially focus on potential sales from the Blue Cross Blue Shield Association licensees and other customers looking to mobilize personal health records in the United States.

•

A three year license and VAR agreement to provide our MobiSecure™ Wallet and Vault mobile secure access solution to Intersections Inc., a leading provider of identity theft protection and credit management solutions for consumers.  With over 5 million customers, this relationship will allow Intersections to offer users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical, privileged data.  Diversinet’s MobiSecure Wallet and Vault will provide Intersections with a mobile and desktop security platform it can use to extend its core offering to broad user base.

•

In August 2007 we completed a private placement of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000 to Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania (“BCNEPA”).  William Reed, executive vice president of BCNEPA has joined the Diversinet Board of Directors.

•

The appointment of Albert Wahbe as CEO of Diversinet brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.  Diversinet also appointed Philippe Tardif and Greg Milavsky to the Board of Directors.  Mr. Tardif, a partner at Borden Ladner Gervais LLP and a leading securities and capital markets lawyer, brings to Diversinet considerable experience in corporate governance matters, and has a unique perspective on the needs of helping companies transition towards sales and marketing enterprises.  Mr. Milavsky joins the Diversinet board in his role as senior managing director and founder of Canterbury Park Capital L.P., a private equity firm based in Toronto, Canada.  Prior to this position, he served as managing director and group head for Scotiabank Private Equity Investments, a firm specializing in private equity and venture investing.

•

The awarding of two new patents, now totalling 9 patents, with 19 more still pending, which improves Diversinet’s ability to monetize its intellectual property through licensing opportunities.

•

The release of Diversinet’s next-generation MobiSecure™ Wallet and Vault a Mobile value added secure platform that extends enterprises core applications and services to the mobile channel.

As we head into 2008, we are excited by the many new opportunities being created by the rapid introduction of a broad range of powerful mobile devices and the adoption of products including the MobiSecure™ payment product line.  We will continue to seek new distribution partnerships, forge alliances with technology leaders and develop exciting new products and services to meet the growing needs of consumers and businesses for security in a mobile world.

I would like to again thank our shareholders, our dedicated staff and our business partners for their support over this past year.  I look forward to working together with you all to build upon on the significant gains we accomplished during 2007.

Regards,

/s/ Albert Wahbe

Albert Wahbe

Chairman and Chief Executive Officer

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our audited consolidated financial statements and the accompanying notes.  We report our audited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report and our Annual Report for the year ended December 31, 2007 (2007 Annual Report) for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at February 22, 2008.

Please find enclosed the Consolidated Balance Sheets as at December 31, 2007 and 2006, the Consolidated Statements of Earnings and Deficit and the Consolidated Statements of Cash Flows for the years ending December 31, 2007, 2006, and 2005, and the Notes to Consolidated Financial Statements for Diversinet Corp.  Our financial statements have been prepared in accordance with Canadian generally accepted accounting principals (GAAP).  These principles conform in all material respect with U.S. GAAP except as described in Note 14 to our consolidated statements.  All financial figures are in U.S. dollars unless otherwise noted.  The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The differences between line items under Canadian GAAP and those under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be less by $439,000 for the year ending December 31, 2005.  These differences relate to differences in accounting for stock-based compensation.

Overview: Our Business and Strategy

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2005, Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure soft tokens and MobiSecure Authentication Service Center (“MASC”) enable heath care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed by MASC and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

We signed a License and Revenue Share Agreement with AllOne Health Group, Inc., (“AllOne”) a wholly owned subsidiary of BCNEPA, to cross license certain software and share revenues from the sales of the combined software.  Under the three year agreement, Diversinet will receive $2 million annually as a minimum commitment from AllOne.  The agreement also contains commercial terms including software escrow, indemnification, support, and termination on change of control or material breach of the agreement.  We will be initially focusing on potential sales from the Blue Cross Blue Shield Association licensees exclusively with AllOne and other customers in the mobile personal health record market in the United States.

During the second quarter of 2007, Albert Wahbe, the Company’s Chairman, was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board.  Mr. Wahbe’s annual compensation consists of the issuance of up to 500,000 common shares, 200,000 of which are subject to the achievement of certain target conditions to be established by the Board.  Mr. Wahbe brings seasoned leadership to Diversinet after a distinguished career as a senior executive at both Scotiabank and IBM.

In May 2007 we entered into a three year license and value added reseller (“VAR”) agreement with Intersections Inc. (“Intersections”) for our MobiSecure Wallet and MobiSecure Vault mobile secure access solutions.  Intersections is a leading provider of identity theft protection and credit management solutions for consumers.  MobiSecure Wallet and MobiSecure Vault will provide Intersections with a mobile security platform to offer its users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical privileged data, thereby extending its current core offering and creating a host of new services that build closer, more personal and ‘sticky’ relationships with their more than five million users.

Under the Intersections arrangement, the Company has received cash payments totalling $839,000, which includes $675,000 relating to the license and VAR agreement for the first year and $164,000 for various statements of work.  Intersections intends to use the MobiSecure Wallet and MobiSecure Vault solution and re-brand it for a variety of new service and product offerings.  These will be available directly through Intersections’ Identity Guard® brand and through selected partners, opening up significant new distribution channels for Diversinet.  This agreement provides for additional license fees in years two and three of the agreement based on user deployment.  The agreement is cancellable by Intersections with 180 days notice.

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares at $0.74 per share, for gross proceeds of $5,000,000 to Hospital Service Association of Northeastern Pennsylvania, d/b/a Blue Cross of Northeastern Pennsylvania (“BCNEPA”).  William Reed, executive vice president of BCNEPA has joined the Diversinet board of directors.  As at December 31, 2007, BCNEPA owns 6,856,757 common shares, representing approximately 15.9% of the issued and outstanding common shares of the Company.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and will expire on June 30, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and general corporate purposes.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.  We will use the net proceeds for working capital and general corporate purposes.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  The warrants expire on September 26, 2008 and are exercisable at $0.40 per share.  This transaction was effected as a private placement in accordance with Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.

We have incurred operating losses in the past, most recently from our continuing operations of developing security solutions.  We have sustained our business during this period through the sale of common shares in a series of private placements, raising gross proceeds of $2.0 million in September 2005, $5 million in June/July 2006 and most recently raising $5 million in August 2007.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

In February 2005, the Company completed an asset sale agreement whereby it sold the majority of its subsidiary’s (DSS) current assets, capital assets, current liabilities, and consultant and customer accounts for $250,000.  Diversinet is entitled to a five year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  For the two years ending February 2006 and 2007, the annual fee has been $nil.  With the sale of DSS, we have included the results of DSS as a single line item (‘discontinued operations’) in the Consolidated Statements of Earnings and Deficit on a retroactive basis.

As part of the June 2006 private placement, Albert Wahbe acquired 4,600,000 units.  Albert Wahbe, our chairman as of July 2006, and CEO as of April 2007, owns 5,075,000 common shares, 4,600,000 common share purchase warrants and 50,000 options, representing as of December 31, 2007 approximately 20.3% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.  Mr. Wahbe also entered into a performance-based consulting agreement to provide sales and business development services for the Company.  Mr. Wahbe’s compensation will consist solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  Mr. Wahbe is entitled to Cdn$4,000 per month in personal expenses.

During 2005 and 2006 the Company completed two financings in which Lakefront Partners, LLC and James B. Wigdale, Jr. participated.  After the completion of the financings, Lakefront beneficially owned 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owned 380,000 common shares and 1,400,000 common share purchase warrants.  During the second quarter of 2007, Mr. Wigdale began performing services in a sales capacity.

Selected Annual Information

The selected annual information presented below is based on the audited consolidated financial statements as at December 31, 2007.

For the year ended December 31	2007	2006	2005
Revenue	$4,536,983	$1,666,965	$1,101,104
Loss from continuing operations	(3,432,971)	(3,450,717)	(7,038,636)
Loss for the year	(3,432,971)	(3,450,717)	(7,109,496)
Basic and diluted loss per share	(0.09)	(0.12)	(0.35)
Weighted average number of common shares	36,872,086	28,740,174	20,578,427
Dividends declared per share	–	–	–

As at December 31	2007	2006	2005
Cash and cash equivalents	8,394,286	5,146,315	1,355,562
Total assets	8,960,071	5,830,228	2,013,122
Current liabilities	1,111,924	1,744,502	458,779
Total long-term liabilities	–	–	–

Operating Results

Year ended December 31, 2007 compared to year ended December 31, 2006

For the years ending December 31, 2007 and 2006, we reported revenue of $4,537,000 and $1,667,000, respectively.  We generated 92% (84% in 2006) of our revenues from the United States, 3% (12% in 2006) from the Asia Pacific region, 1% (2% in 2006) from Canada and 4% (2% in 2006) from other areas during the year ended December 31, 2007.  During 2007, we generated 35% (94% in 2006) of our revenue from consulting services and 65% (6% in 2006) from licensing.  With the launch of MobiSecure Wallet and Vault product suite in early 2007, we were able to increase of product license revenues compared to 2006.  We currently generate our revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  In December 2006 we entered into a consulting and licensing agreement with BCNEPA.  During 2007, this agreement has generated revenue of $1,000,000 for the delivery of the solution to BCNEPA, including 100,000 tokens.  This agreement was terminated concurrently with the signing of the AllOne agreement.  In May 2007 we entered into a license and VAR agreement to provide our MobiSecure Wallet and MobiSecure Vault mobile secure access solution to Intersections.  During 2007 this agreement generated revenues of $844,000.  In August 2007 we entered into a license and revenue sharing agreement with AllOne to bundle certain software and share revenues from the sales of the combined software and a statement of work to develop certain features for the product.  During 2007 these agreements have generated revenues of $2,093,000.  During 2006 we began and completed work on the RSA Security development product.  We applied a zero gross margin percentage of completion method for this development agreement, providing us with $845,000 in revenues and $845,000 in cost of sales in fiscal 2006.  During Q4 2006 we signed an agreement with BCNEPA under which we had invoiced $900,000 included in ‘deferred revenue’ on the balance sheet.  This agreement was terminated with the signing of the AllOne agreement, however we recognized this revenue during 2007 as we delivered the MASC license and the associated tokens to BCNEPA.

During 2007, 87% of our revenue came from three customers (78% in 2006 from three different customers).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.  Cost of sales were $240,000 (gross margin of 95%) for the year ended December 31, 2007 compared to $1,041,000 (gross margin of 38%) for 2006.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The Company’s lower cost of revenues in 2007 is the result of a higher level of license revenues in 2007.  The higher level of cost of revenues and therefore lower gross margin in 2006 primarily represents the significant costs incurred to perform the consulting services with RSA Security.  The Company is able to effectively redeploy its employees between its research and development projects, sales and marketing activities and customer service contracts on a continuous basis, thereby the cost of revenues only represents costs related to employees while they are actively involved in customer projects.

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.  Research and development expenses were $2,266,000 for the year ended December 31, 2007 compared to $832,000 for 2006.  The increase in research and development costs in 2007 was largely due to the cost for outsourcing starting in January 2007 and the year over year increase of 19% in head count (from 21 to 25 people) in this department.  In 2007, product developments costs of $165,000 were reallocated from research and development to cost of sales as the development department redeployed its resources to perform professional services work to modify our products as required under our customer agreements.  Costs were further reduced in 2007 by the receipt of $87,000 from our scientific research and experimental development (SRED) claim for 2006 fiscal year.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modifications to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  During 2006, product development costs of $730,000 were reallocated from research and development to cost of sales.  Costs were further reduced in 2006 by $288,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2003, 2004 and 2005 fiscal years.

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.  Sales and marketing expenses were $1,781,000 for the year ended December 31, 2007 compared to $701,000 for 2006.  The increase in costs in this department was due to a 100% year over year increase in head count (from 5 to 10), as well as higher sales commissions as a result of higher revenues.  Further increases in costs included an increase in travel costs of $102,000, and consulting services of $212,000.  Included in the December 31, 2006 sales and marketing expenses is $33,000 relating to stock-based compensation expenses.  In addition, $107,000 of salary expense was reallocated to cost of revenues in 2006 for the RSA Security work.

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.  General and administrative expenses were $3,739,000 for the year ended December 31, 2007 compared to $2,485,000 for 2006.  Included in the December 31, 2007 general and administrative expenses is $1,543,000 ($874,000 for 2006) relating to stock-based compensation expenses.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  Also, the year over year increase is partially due to the $512,000 severance payment to our former CEO and $391,000 relating to the Instant Publisher litigation settlement.  During 2007, we entered into a settlement and release whereby we agreed to pay Instant Publisher $625,000 as full and complete settlement in the matter.  During 2006, the Company had accrued Cdn$250,000 in regards to the lawsuit.

Depreciation and amortization expense was $120,000 for the year ended December 31, 2007 compared to $159,000 for 2006.  This is consistent with the reduction in net capital assets.

Foreign exchange losses were $71,000 for the year ended December 31, 2007 compared to $18,000 for 2006.  During 2007, the U.S./Canadian dollar exchange rate changed from approximately 1.17 to 1.01.  As we have the majority of our expenses in Canadian dollars, these foreign exchange swings negatively impact our operating results.  We earned interest and other income of $246,000 during 2007 compared to $118,000 for 2006 through investing our excess cash.

We reported a net loss for the year ended December 31, 2007 of $3,433,000 compared to $3,451,000 for 2006.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $1,543,000 and $906,000 during 2007 and 2006, respectively.  Due to the significant increase in our revenues, the net loss has decreased despite increased expenses.  The large increase in expenses is due primarily to (i) the increase in our number of employees from 29 to 36 as the Company focuses on activities to generate and service revenues from our new product offerings, (ii) the one time severance expense of $512,000 related to the former CEO and (iii) $391,000 relating to litigation settlement.  Loss per share for 2007 was $0.09 compared to $0.12 in 2006 based on a diluted weighted average of 36,872,000 and 28,740,000 common shares, respectively.

Unaudited quarter ended December 31, 2007 compared to the unaudited quarter ended December 31, 2006

For the quarter ending December 31, 2007, we reported revenue of $1,352,000 compared to $286,000 for the quarter ended December 31, 2006.  During the quarter, we generated 23% (70% in 2006) of our revenue from consulting services and 77% (30% in 2006) from licensing.  The higher revenue for the 2007 quarter was due to the delivery of tokens to AllOne under the license and revenue agreement, representing $1 million in revenues.  During Q4 2006 we signed an agreement with BCNEPA under which we had invoiced $900,000 (and received $900,000) which invoiced amount is included in ‘deferred revenue’ on the balance sheet.

Cost of sales were $73,000 (gross margin of 95%) for the quarter ended December 31, 2007 compared to $50,000 (gross margin of 83%) for the same quarter in 2006.  The increase is due to the allocation of development costs to cost of sales related to the redeployment of employees to complete customer projects.  The work done for RSA Security during 2006 was completed during Q3 2006, resulting in a drop in costs allocated to cost of sales during Q4 2006.

Research and development expenses were $696,000 for the quarter ended December 31, 2007 compared to $316,000 for the same period of 2006.  The Q4 2007 results include outsourcing development costs of $50,000, an increase of the headcount from 21 to 25 and an employee bonus accrual of $250,000.  Sales and marketing expenses were $801,000 for the quarter ended December 31, 2007 compared to $189,000 for the same period of 2006. The increase in sales and marketing expenses in Q4 2007 was due primarily to: the increase in the number of employees from 3 to 8, $236,000 paid in commission based on higher revenues and $96,000 paid in consulting services. The Q4 2007 general and administrative expenses were $1,181,000 compared to $797,000 for the same period in 2006.  The 2007 quarter includes $794,000 in stock based compensation compared to $90,000 for the same period in 2006.  The Q4 2006 also includes Canadian $250,000 in litigation costs related to the Instant Publisher lawsuit.

Depreciation and amortization expense was $33,000 for the quarter ended December 31, 2007 compared to $38,000 for the same period of 2006.  The variance is the result of applying our rates to a declining net asset balance.

We reported a net loss of $1,326,000 for the quarter ended December 31, 2007 compared to $1,050,000 for the quarter ended December 31, 2006.  The loss per share was $(0.03) for the quarter ended December 31, 2007 and quarter ended December 31, 2006 based on a diluted weighted average of 42,075,000 and 32,370,000 common shares, respectively.

Year ended December 31, 2006 compared to year ended December 31, 2005

For the years ending December 31, 2006 and 2005, we reported revenue of $1,667,000 and $1,101,000, respectively.  We generated 84% (73% in 2005) of our revenues from the United States, 12% (18% in 2005) from the Asia Pacific region, 2% (9% in 2005) from Canada and 2% (nil in 2005) from other areas during the year ended December 31, 2006.  During 2006, we generated 94% (100% in 2005) from consulting services and 6% (nil in 2005) from licensing.  During 2006 we began and completed work on the RSA Security development product.  We applied a zero gross margin percentage of completion method for this development agreement, providing us with $845,000 in revenues and $845,000 in cost of sales in fiscal 2006.  During Q4 2006 we signed an agreement with BCNEPA under which we have invoiced $900,000 included in ‘deferred revenue’ on the balance sheet.  We expect to commence recognition of revenue related to this arrangement over the coming quarters as we deliver the MASC license and the associated 100,000 tokens to BCNEPA.  In January 2005 Diversinet began to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy, and a rebuilding of the sales and marketing strategy of the company.  During the third quarter of 2005 we received notice from one of our customers that they would not be renewing our contract to provide test lab services.  This contract represented $479,000 in 2005 revenues.

During 2006, 78% of our revenue came from three customers (67% in 2005 from two different customers).  While we are endeavouring to increase our customer base, the market that we operate in is still in an evolving stage and our revenue is still quite small.  Therefore, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

Cost of sales were $1,041,000 (gross margin of 38%) for the year ended December 31, 2006 compared to $563,000 (gross margin of 49%) for 2005.  This represents the direct costs associated with completing the software solutions and consulting services revenue.  The lower margin for 2006 is the result of lower margins on a significant strategic customer (RSA Security) in 2006.

Research and development expenses were $832,000 for the year ended December 31, 2006 compared to $1,242,000 for 2005.  Starting in Q1 2006, the development department focused a portion of their work effort towards completing modifications to our products for RSA Security.  In the past, this department’s time has been spent conducting research and developing our products for general availability.  As a result, during 2006, product development costs of $730,000 were reallocated from research and development to cost of sales.  Costs were further reduced in 2006 by $288,000 from the receipt of funds for our scientific research and experimental development (SRED) claim for the 2003, 2004 and 2005 fiscal years.  The increase in development costs of $608,000 (before the SRED credit and cost of sales allocation) over 2005 was largely due to an increase of 31% in the head count (from 16 to 21 people) in this department.

Sales and marketing expenses were $701,000 for the year ended December 31, 2006 compared to $1,290,000 for 2005.  The decrease in costs in this department was due to a 38% reduction in the average head count (from 8 to 5).  Further cost reductions included a decrease in travel costs of $46,000, conferences by $40,000 and memberships by $28,000.  Included in the December 31, 2006 sales and marketing expenses is $33,000 ($nil for 2005) relating to stock-based compensation expenses.

General and administrative expenses were $2,485,000 for the year ended December 31, 2006 compared to $2,301,000 for 2005.  Included in the December 31, 2006 general and administrative expenses is $874,000 ($986,000 for 2005) relating to stock-based compensation expenses.  The Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  Professional fees increased by $76,000 over 2005 due to greater spending in investor and public relations areas.  We have also accrued Canadian $250,000 with regards to litigation costs that we are currently involved in.

Depreciation and amortization expense was $159,000 for the year ended December 31, 2006 compared to $540,000 for 2005.  The reduction in 2006 is primarily due to the sale of the DSS assets in February 2005, which led to reduced depreciation and amortization.  This is consistent with the reduction in net capital assets.

Foreign exchange losses were $18,000 for the year ended December 31, 2006 compared to $11,000 for 2005.  We earned interest and other income of $118,000 during 2006 compared to $32,000 for 2005 through investing our excess cash.

We reported a loss from discontinued operations of $nil for the year ended December 31, 2006 compared to $71,000 for 2005.  In February 2005 DSS completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  With the sale of the DSS assets, we have included the results of DSS as a single line item (‘discontinued operations’) in the financial statements.  During the first quarter of 2005, with the sale of DSS’ assets, goodwill from the acquisition of DSS of $392,000 has been included in determining the loss on disposition.

We reported a net loss for the year ended December 31, 2006 of $3,451,000 compared to $7,109,000 for 2005.  These net losses include stock-based compensation expense relating to the issuance of options and warrants of $906,000 and $986,000 during 2006 and 2005, respectively, and a goodwill and customer asset impairment charge of $nil and $2,225,000 for 2006 and 2005, respectively.  Loss per share for 2006 was $0.12 compared to $0.35 in 2005 based on a diluted weighted average of 28,740,000 and 20,578,000 common shares, respectively.

Liquidity and Capital Resources

Year ended December 31, 2007 compared to year ended December 31, 2006

Cash and cash equivalents at December 31, 2007 were $8,394,000 compared with $5,146,000 at December 31, 2006.  The net change in cash and cash equivalents for 2007 was $3,248,000 compared to $3,791,000 for 2006.  The fiscal 2007 increase was largely due to the $5,000,000 BCNEPA private placement discussed below.  This was offset by operating activities which used cash in an amount of $2,200,000, including the reversal of $808,000 in deferred revenues from the recognition of the Q4 2006 BCNEPA cash receipt of $900,000 into revenues in 2007.  The fiscal 2006 increase was largely due to the June and July private placements in which aggregate gross proceeds of $5,008,000 were raised.  This was offset by operating activities which used cash in an amount of $1,210,000 which includes the receipt from BCNEPA of $900,000 included as part of the deferred revenues.  Cash used in investing activities for 2007 and 2006 is solely the result of the purchase of capital assets of $111,000 and $75,000, respectively.

In August 2007 we completed a private placement of 6,756,757 Diversinet common shares to BCNEPA at $0.74 per share, for gross proceeds of $5,000,000.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and will expire on June 30, 2008.

As of December 31, 2007, we had commitments under non-cancellable operating leases for our facilities and equipment through 2012 in amounts of $1,045,000.

We are not subject to material market risk exposures, except for risks related to interest rate fluctuations and foreign currency exchange rates.  Our exposure to market rate risk for changes in interest rates relates primarily to our cash equivalents and short-term investments, created by our past financings.  We have not used derivative financial instruments in our short-term investments.  We invest in high quality money market instruments and bonds with terms of less than 90 days.  We are averse to principal loss and ensure the safety and preservation of our invested funds by limiting default, market and reinvestment risk.  We do not make use of a bank line of credit and do not have any long-term debt.  The impact of inflation has not been material to our business over the past five years.

We believe that our cash and cash equivalents as at December 31, 2007 of $8,394,000 is sufficient to meet our short-term working capital requirements for the next twelve months.  We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements.  However, additional funding may not be available on terms attractive to us, or at all.  If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies.  Our failure to either raise capital when needed or to generate revenues could leave us with insufficient resources in the future to sustain our operations beyond the next twelve months.

The following table presents unaudited selected financial data for each of the last eight quarters ending December 31, 2007:

	Revenue for the period	Loss for the period	Loss per share
	($000’s)	($000’s)	($)
December 31, 2007	1,352	1,326	0.03
September 30, 2007	1,262	730	0.02
June 30, 2007	1,017	1,045	0.03
March 31, 2007	905	331	0.01
December 31, 2006	285	1,050	0.03
September 30, 2006	432	932	0.03
June 30, 2006	477	747	0.03
March 31, 2006	473	722	0.03

Quarter ended December 31, 2007 compared to quarter ended December 31, 2006

The net change in cash and cash equivalents for the fourth quarter of 2007 was $(524,000) compared to $356,000 for the fourth quarter of 2006.  The Q4 2007 decrease includes the $625,000 litigation settlement payment with Instant Publisher.  The Q4 2006 increase is largely due cash receipts of $900,000 received under the BCNEPA agreement.  This amount was recorded in deferred revenue and has been recognized as revenue in 2007.

Year ended December 31, 2006 compared to year ended December 31, 2005

Cash and cash equivalents at December 31, 2006 were $5,146,000 compared with $1,356,000 at December 31, 2005.  The net change in cash and cash equivalents and short term investments for 2006 was $3,791,000 compared to $(1,368,000) for 2005.  The fiscal 2006 increase was largely due to the June and July private placements in which gross proceeds of $5,008,000 were raised.  This was offset by operating activities which used cash in an amount of $1,210,000 which includes the receipt from BCNEPA of $900,000 included as part of the deferred revenues.  The fiscal 2005 decrease is mainly due to continuing operations which used cash in an amount of $3,291,000, offset by financing completed during 2005 for gross proceeds of $2,000,000.

On July 26, 2006, we completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.

On June 30, 2006, we completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share and one common share purchase warrant.  One half of the warrant will be exercisable to purchase one common share for each whole warrant at a price of $0.75, the other half warrant at $0.90, and will expire on June 30, 2008.

On September 26, 2005, we completed a private placement of 5,000,000 common shares for gross proceeds of $2,000,000 and issued 71,250 common share purchase warrants to our placement agent.  Each warrant entitles the holder to acquire one common share at a price of $0.40 per common share for a period of three years starting September 26, 2005.  During 2005 the Board approved an incentive plan, based on achievement of certain milestones, for the entire management team and employees consisting of up to $2,000,000 in cash and 2,000,000 nominal value warrants.

As of December 31, 2006, we had commitments under non-cancellable operating leases for our facilities and equipment through 2012 in amounts of $1,098,000.

Disclosure Controls and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year covered by this Annual Report.  This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer.  Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in our corporate filings is recorded, processed, summarized and reported within the required time periods.

In connection with the evaluation referred to in the foregoing paragraph, we have identified no change in our disclosure controls and procedures that occurred during the year ended December 31, 2007 that has materially affected, or is reasonably likely to materially affect, our disclosure controls over financial reporting

Internal Control over Financial Reporting

Management has assessed the design and effectiveness of internal controls over financial reporting as at December 31, 2007, and based on that assessment determined that internal controls over financial reporting were designed and operating effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  No changes were made to the design of the Company’s internal controls over financial reporting during the quarter December 31, 2007, that has materially affected, or is reasonably likely to materially affect, the design of our internal controls over financial report

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Tabular Disclosure of Contractual Obligations

We are committed under operating leases for a total amount of approximately $1,045,019. The minimum payments due in each of the following years are as follows:

Contractual obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Operating lease obligations	1,045,019	248,753	477,760	318,506	–
Total	$1,045,019	$248,753	$477,760	$318,506	–

Transactions with Related Parties

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation will consist solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  Mr. Wahbe is entitled to Cdn$4,000 per month in personal expenses.  During 2007 he received 375,000 common shares and Cdn$36,000 relating to this agreement.  As part of the June 2006 private placement, Mr. Wahbe acquired 4,600,000 units.  As of December 31, 2007, Albert Wahbe owns 5,075,000 common shares, 4,600,000 common share purchase warrants and 50,000 options, representing approximately 20.3% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

During January 2007 and December 2007, James Wigdale, Jr., one of our Directors, exercised 350,000 warrants (at $0.60 per share) and 300,000 warrants (at $0.40 per share) respectively, into common shares.  Furthermore, an additional 750,000 held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.  During the second quarter of 2007, Mr. Wigdale began performing services in a sales capacity.  During 2007 the Company paid Mr. Wigdale $52,500 and issued him 56,250 common shares relating to his consulting agreement.  Additionally, 25,000 common shares and 50,000 options were issued to Mr. Wigdale as Director compensation in 2007.  As part of the June 2006 private placement, Lakefront Partners, LLC, a company controlled by Mr. Wigdale, acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and Mr. Wigdale participated.  As at December 31, 2007, Lakefront Partners, LLC owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 1,111,250 common shares and 50,000 options, together representing approximately 13.1% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

As part of the August 2007 private placement, BCNEPA acquired 6,756,757 common shares.  In October 2007, BCNEPA received 100,000 common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at December 31, 2007, BCNEPA owns 6,756,757 common shares representing approximately 15.9% of the issued and outstanding common shares of the Company.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of fixed assets. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

Allowance for doubtful accounts

The Company has an accounts receivable balance of $123,000 at December 31, 2007 (2006 – $154,000).  The valuation of accounts receivable requires significant estimates to be made by management and the valuation of these balances could have an impact on the Company’s consolidated financial statements.  These accounts receivable are comprised of amounts arising from contractual arrangements with major health care, identity management, financial and mobile network and security service providers.  The Company determines an allowance for doubtful accounts based on knowledge of the financial conditions of its customers, the aging of the receivables, customer and industry concentrations, the current business environment and historical experience.  At December 31, 2007, management has consistently applied this methodology and the Company has had a history of minimal bad debt loss.  A change in any of the factors impacting the estimate of the allowance for doubtful accounts will directly impact the amount of bad debt expense recorded in general and administrative expenses.

Income tax estimates

Management continually reviews the estimates of the valuation of future income tax assets.  This involves the use of judgment in the estimation of future income projections, actual tax exposures, assessing temporary differences that result from differing treatments in items for accounting purposes versus tax purposes, and in estimating the recoverability of the benefits arising from tax loss carry-forwards.  The Company is required to assess whether it is more likely than not that future income tax assets will be realized prior to the expiration of the related tax loss carry forwards.

Changes in the forecasts of future profitability, the utilization of income tax loss carry forwards, the valuation allowance, and changes in tax rates could have a material impact on the reported amounts for future income tax assets and future income tax expense.  The Company currently has a 100% valuation allowance against its future tax assets.

Stock based compensation

The Company records stock based compensation expense over the vesting period of the options based on the estimated fair value of the stock options granted.  The Company’s policy is to determine the exercise price of an option based on the average trading price for five days prior to the grant.  The Company uses the Black-Scholes option pricing model to estimate the fair value of stock options on the grant date and the amount is expensed over the vesting period of the stock options.  The assumptions used in the calculation of fair value include the risk free interest rate, dividend yield, volatility factor and expected life of the options.

The risk free interest rate is based on the then current risk free interest rate for the expected life of the option.  The dividend yield is based on the Company’s historical practice of dividend payments.  The volatility factor is based on analysis of the history of the Company’s share price and management’s estimate of the expected volatility over the respective terms of the options.  The expected life of the option is based on the expected length of time options are estimated to remain outstanding.

Useful lives of depreciable assets

The Company depreciates the cost of fixed assets over their respective estimated useful lives.  These estimates of useful lives involve estimation and judgment.  In determining the estimates of useful lives, the Company considers industry trends and changing technologies.  On an annual basis, the Company reassesses the estimated useful lives to ensure they correspond with the anticipated life of the respective assets.  If a technological change happens more quickly than anticipated, the Company may have to revise the estimates of useful lives of fixed assets which could result in higher depreciation expense in future periods or an impairment charge to write-down the value of the fixed assets.

Recoverability of long-lived assets

Long lived assets, including fixed assets and intangible assets with finite useful lives, are depreciated over their estimated useful lives.  The Company reviews for impairment annually, or more frequently, if events or changes in circumstances indicate that the carrying amount may not be recoverable.  If the sum of undiscounted cash flows expected to result from the use and eventual disposition of a group of assets is less than its carrying amount, it is considered to be impaired.  These analyses involve estimates of future cash flows and estimated periods of use.  If the undiscounted net cash flows associated with a group of long-lived assets exceed the carrying amounts, impairment losses are measured as the excess of the carrying amount over the fair value

In the year ended December 31, 2007, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these estimates.  We periodically review our internal controls for effectiveness and we plan to conduct an evaluation of our disclosure controls and procedures each quarter.  Other important accounting policies are described in note 1 to our consolidated financial statements.

Adoption of New Accounting Pronouncements

In 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3251, Equity (“Section 3251”), and Handbook Section 3865, Hedges (“Section 3865”).  The new standards are effective for the Company’s interim and annual financial statement commencing January 1, 2007.  Section 1530 establishes standard for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these new standards had no impact on opening deficit as of January 1, 2007.

Under Section 3855, financial instruments must be classified in one of these five categories:  i) held-for-trading; ii) loans and receivables; iii) held-to-maturity; iv) available for sale; or v) other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of the new standards, the Company has designated its cash and cash equivalents as held-for-trading which are measured at fair value with changes recorded in the consolidated statement of earnings and deficit as interest income.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost and consistent to the Company’s accounting policy prior to the adoption of section 3855. Accounts payable and accrued liabilities have been classified as other financial liabilities, which are accounted for at amortized cost using the effective interest method.   Given the current nature of the Company’s accounts receivable and payable balances, the impact of discounting using the effective interest rate method would not result in significantly different amounts then carrying value.  The Company had no held-to-maturity or available for sale financial assets during the year ended December 31, 2007.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception.

The Company reviewed significant contracts in effect on January 1, 2007 and during the year ended December 31, 2007 and determined that there are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on the transition date of January 1, 2007 or at December 31, 2007.

Disclosure of comprehensive income/(loss) was added top the Company’s consolidated financial statements.  The Company had no comprehensive income/(loss) transactions during the year ended December 31, 2007.  For all periods presented, there is no difference between the Company’s comprehensive income/(loss) and loss for the year.  The adoption of these standards had no impact on the Company’s loss for the year ended December 31, 2007.  Accumulated other comprehensive income forms part of shareholders’ equity.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards on its consolidated financial statements.

Recently Issued Pronouncements:

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which provides standards for disclosures regarding a company's capital and how it is managed.  Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosures about what a company regards as capital is required.  These recommendations are effective for fiscal years beginning on or after October 1, 2007 and, therefore, the Company will be required to implement these standards on January 1, 2008.  The Company is evaluating the impact of this standard on its consolidated financial statements

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our F-3 and annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources:  The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and is unlikely to be sufficient within fiscal 2008.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance:  Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares.  Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.  As at December 31, 2007, three customers accounted for 46%, 22% and 19% of our total 2007 consolidated revenues.

Foreign exchange:  Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During the fiscal 2007, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2007 and 2006 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits. The Company does not have any foreign currency derivative instruments outstanding at December 31, 2007.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.  During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  During October 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and have been reviewed and approved by the Board of Directors of the Company.  The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments.  Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements.

To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls and systems designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed.  The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.  Management recognizes its responsibility for conducting the Company’s affairs to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three non-management directors.  The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report.  The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders.  The Audit Committee has responsibility for engaging or re-appointing the Company’s independent auditors.  The independent auditors have direct and unrestricted access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company’s financial reporting.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, Licensed Public Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards.  Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company.

/s/ Albert Wahbe	/s/ David Hackett
Albert Wahbe, Chief Executive Officer February 22, 2008	David Hackett, Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2007 and 2006 and the consolidated statements of earnings, comprehensive income (loss) and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 14 to the consolidated financial statements.

/s/KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

February 22, 2008

DIVERSINET CORP.

Consolidated Balance Sheets

(In United States dollars)

As at December 31	2007	2006
Assets
Current assets:
Cash and cash equivalents	$ 8,394,286	$ 5,146,315
Accounts receivable (note 3)	122,687	154,109
Prepaid expenses	63,105	141,081
Total current assets	8,580,078	5,441,505

Capital assets, net (note 4)	379,993	388,723
Total assets	$ 8,960,071	$ 5,830,228

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$ 249,502	$ 172,291
Accrued liabilities (note 5)	731,461	633,661
Deferred revenue	130,961	938,550
Total current liabilities	1,111,924	1,744,502

Shareholders’ equity:
Share capital (note 6):
Authorized:
Unlimited common shares
Issued and outstanding:
43,167,783 (33,413,005 – 2006)
common shares	65,370,707	58,414,036
Contributed surplus	5,621,383	3,646,283
Share purchase warrants (note 6)	1,555,453	3,291,832
Deficit	(63,178,675)	(59,745,704)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	7,848,147	4,085,726

Commitments and contingencies (note 10)

Total liabilities and shareholders’ equity	$ 8,960,071	$ 5,830,228

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Albert Wahbe

/s/ Greg Milavsky

Albert Wahbe, Chairman

Greg Milavsky, Director

#

DIVERSINET CORP.

Consolidated Statements of Earnings, Comprehensive Income (Loss) and Deficit

(In United States dollars)

Year ended December 31	2007	2006	2005
Revenue	$ 4,536,983	$ 1,666,965	$ 1,101,104
Cost of sales	239,878	1,041,096	562,987
Gross margin	4,297,105	625,869	538,117

Expenses:
Research and development	2,265,755	831,925	1,241,599
Sales and marketing	1,780,991	700,870	1,289,940
General and administrative	3,738,545	2,484,556	2,301,032
Depreciation and amortization	119,647	159,048	539,770
Goodwill impairment charge (note 1d)	-	-	1,894,690
Customer asset impairment charge	-	-	330,768
	7,904,938	4,176,399	7,597,799

Loss before the following	(3,607,833)	(3,550,530)	(7,059,682)

Foreign exchange loss	71,106	18,291	10,586
Interest income and other income	(245,968)	(118,104)	(31,632)

Loss from continuing operations	(3,432,971)	(3,450,717)	(7,038,636)
Loss from discontinued operations (note 2)	-	-	(70,860)

Loss for the year and comprehensive loss	(3,432,971)	(3,450,717)	(7,109,496)

Deficit, beginning of year	(59,745,704)	(56,294,987)	(49,185,491)
Deficit, end of year	$(63,178,675)	$(59,745,704)	$(56,294,987)

Basic and diluted loss per share from continuing operations	$ (0.09)	$ (0.12)	$ (0.34)
Basic and diluted loss per share (note 7)	$ (0.09)	$ (0.12)	$ (0.35)

Weighted average number of common shares	36,872,086	28,740,174	20,578,427

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Consolidated Statements of Cash Flows

(In United States dollars)

For the year ended December 31	2007	2006	2005

Cash provided by (used in):

Operating activities:
Loss for the year from continuing operations	$ (3,432,971)	$ (3,450,717)	$ (7,038,636)
Items not involving cash:
Depreciation and amortization	119,647	159,048	539,770
Goodwill impairment charge (note 1d)	–	–	1,894,690
Customer asset impairment charge	–	–	330,768
Stock-based compensation expense	1,542,743	906,444	986,257
	(1,770,581)	(2,385,225)	(3,287,151)
Change in non-cash operating working capital:
Accounts receivable	31,422	(86,804)	258,634
Prepaid expenses	77,976	(23,836)	70,408
Accounts payable	77,211	19,191	6,016
Accrued liabilities	190,900	406,982	(252,102)
Deferred revenue	(807,589)	859,550	(86,343)
Cash used in continuing operations	(2,200,661)	(1,210,142)	(3,290,538)
Cash provided by discontinued operations	–	–	(92,042)
Cash used in operations	(2,200,661)	(1,210,142)	(3,382,580)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	5,559,548	5,075,656	1,842,183
Notes payable	–	–	(4,611)
Proceeds from sale of discontinued operations	–	–	250,000
Cash provided by financing activities	5,559,548	5,075,656	2,087,572

Investing activities:
Proceeds of disposition of short-term investments	–	–	2,000,000
Capital assets additions	(110,917)	(74,761)	(72,928)
Cash provided by (used in) investing activities	(110,917)	(74,761)	1,927,072

Increase in cash and cash equivalents	3,247,970	3,790,753	632,064

Cash and cash equivalents, beginning of year	5,146,315	1,355,562	723,498

Cash and cash equivalents, end of year	$ 8,394,286	$ 5,146,315	$ 1,355,562

Supplemental cash flow information:
Interest received	245,968	118,104	31,632

Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees	516,409	84,543	–
Issuance of shares for public relations services	61,545	–	–

Cash and cash equivalents is comprised of :
Cash	857,609	674,421	235,391
Cash equivalents	7,536,677	4,471,894	1,120,171
	$ 8,394,286	$ 5,146,315	1,355,562

See accompanying notes to consolidated financial statements.

#

DIVERSINET CORP.

Notes to Consolidated Financial Statements

(In United States dollars)

Years ended December 31, 2007, 2006, and 2005

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, entertainment and gaming and telecommunications marketplaces.

1.

Significant accounting policies:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States.  Significant accounting policies adopted by the Company are as follows:

(a)

Basis of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries.  All significant intercompany transactions and balances have been eliminated.

(b)

Adoption of new accounting standards:

In 2005, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”), Handbook Section 1530, Comprehensive Income (“Section 1530”), Handbook Section 3251, Equity (“Section 3251”), and Handbook Section 3865, Hedges (“Section 3865”).  The new standards are effective for the Company’s interim and annual financial statement commencing January 1, 2007.  Section 1530 establishes standard for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these new standards had no impact on opening deficit as of January 1, 2007.

Under Section 3855, financial instruments must be classified in one of these five categories:  i) held-for-trading; ii) loans and receivables; iii) held-to-maturity; iv) available for sale; or v) other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of the new standards, the Company has designated its cash and cash equivalents as held-for-trading which are measured at fair value with changes recorded in the consolidated statement of earnings and deficit as interest income.  Accounts receivable are classified as loans and receivables, which are measured at amortized cost and consistent to the Company’s accounting policy prior to the adoption of section 3855. Accounts payable and accrued liabilities have been classified as other financial liabilities, which are accounted for at amortized cost using the effective interest method.   Given the current nature of the Company’s accounts receivable and payable balances, the impact of discounting using the effective interest rate method would not result in significantly different amounts then carrying value.  The Company had no held-to-maturity or available for sale financial assets during the year ended December 31, 2007.

Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability’s carrying value at inception.

The Company reviewed significant contracts in effect on January 1, 2007 and during the year ended December 31, 2007 and determined that there are no significant embedded derivatives or non-financial derivatives that require separate fair value recognition on the consolidated balance sheet on the transition date of January 1, 2007 or at December 31, 2007.

Disclosure of comprehensive income/(loss) was added to the Company’s consolidated financial statements.  The Company had no other comprehensive income/ (loss) transactions during the year ended December 31, 2007.  For all periods presented, there is no difference between the Company’s comprehensive income/(loss) and loss for the year.  The adoption of these standards had no impact on the Company’s loss for the year ended December 31, 2007.  Accumulated other comprehensive income forms part of shareholders’ equity.

In December 2006, the CICA issued Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These new standards will become effective for the Company beginning January 1, 2008. The Company is currently assessing the impact of these two new standards on its consolidated financial statements.

(c)

Recently Issued Pronouncements:

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which provides standards for disclosures regarding a company's capital and how it is managed.  Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosures about what a company regards as capital is required.  These recommendations are effective for fiscal years beginning on or after October 1, 2007 and, therefore, the Company will be required to implement these standards on January 1, 2008.  The Company is evaluating the impact of this standard on its consolidated financial statements.

(d)

Goodwill and customer assets:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the identifiable tangible and intangible assets acquired, less liabilities assumed, based on their fair values.  When the Company enters into a business combination, the purchase method of accounting is used.  Goodwill is assigned as of the date of the business combination to reporting units that are expected to benefit from the business combination.  Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit, including goodwill, is compared with its fair value.  When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

During the third quarter of 2005, a customer contract related to the Company’s Caradas reporting unit expired and accordingly a goodwill and customer asset impairment analysis was performed for the Caradas reporting unit.  The impairment analysis indicated that the fair values of goodwill and customer assets were nil, and the Company recorded a goodwill write down of $1,894,690 and a customer assets write down of $330,768.  The impairment analysis for DSS Technologies (DSS) indicated that the fair value of goodwill was nil and accordingly recorded an impairment charge of $392,242, which is included in discontinued operations (note 2).  Application of the goodwill impairment test requires judgment, including assignment of assets and liabilities and determination of the fair value of each reporting unit.  The fair value of each reporting unit is estimated using a discounted cash flow methodology.  This requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for our business, the useful life over which cash flows will occur, and determination of discount rate and terminal asset value.

The changes in the carrying amount of goodwill for the years ended December 31, 2007, 2006 and 2005 are as follows:

Balance December 31, 2004	2,286,932
Goodwill impairment charges during 2005	(2,286,932)
Balance December 31, 2005, 2006 and 2007	$ –

(e)

Impairment or disposal of long-lived assets:

The Company reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Absent any triggering factors during the year, the Company conducts its long-lived asset assessment in the fourth quarter to correspond with its planning cycle.  An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value which is measured by discounted cash flows when quoted market prices are not available.  For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell.

(f)

Revenue recognition:

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company derives revenue from licensing its products and providing related services, including installation, integration, and maintenance.

(i) License revenue:

The Company recognizes product revenue when it has an executed license agreement with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable.  The Company considers fees related to arrangements with significant payments due beyond its normal trading terms not to be fixed or determinable.  If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer.  If collectibility is not considered probable, revenue is recognized when the fee is collected.

The Company enters into software license agreements that provide for future license payments to be made based on the number of users.  Customers who exceed their licensed fixed level of users are required to pay additional license fees.  Revenue associated with additional users is recognized when the amount becomes determinable, and when the requirements of revenue recognition as set out above have been met.

(ii) Service revenue:

Typically, software license agreements are multiple element arrangements as they also include consulting, related maintenance and/or implementation services fees.  Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangements.  The Company’s software products are generally fully functional upon delivery and implementation and do not require any significant modification or alteration for customer use, however, for larger customers, customization services may be significant.  Customers generally purchase consulting services to facilitate the adoption of the Company’s technology and may contract with the Company to have dedicated personnel to participate in the services being performed, but the customer may also decide to use their own resources or appoint other professional service organizations to provide these services.

In determining whether the services are essential to the functionality of its software, the Company applies the criteria in SOP 97-2.  When the services are considered essential to the functionality of the software, the Company recognizes both the software product revenue and services revenue under the percentage of completion method using the input method based on the ratio of direct labour hours incurred to date to total projected labour hours.  When services are not considered essential, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenue is based on the price charged by the Company when the same element is sold in similar quantities to a customer of similar size and nature.  VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete the task.  VSOE used in determining the fair value of maintenance and technical support is based on annual renewal rates.  The revenue allocable to the software license is recognized when the product revenue criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed.  In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.  For arrangements containing multiple elements wherein VSOE of fair value does not exist for all undelivered elements, revenue for the delivered and undelivered elements is deferred until VSOE of fair value exists or all elements have been delivered.

Consulting, implementation and training revenues are recognized as the services are performed, generally on a time and materials basis.  Consulting revenues attributed to fixed price arrangements are recognized using the proportional performance method based on direct labour costs incurred to date as a percentage of total estimated direct labour costs to complete the project as this better reflects the pattern in which the Company’s obligations to its customers are fulfilled and revenue is earned.  When total cost estimates exceed revenues in a fixed price arrangement, the estimated losses are recognized immediately based upon an average fully burdened daily cost rate applicable to the consulting individuals delivering the services.

(iii) Maintenance revenue:

Maintenance and support revenues paid in advance are non-refundable and are recognized ratably over the term of the agreement, which typically is twelve months.

The Company provides upgrade rights only as part of Post-contract Customer Support (“PCS” or “maintenance”) arrangements.  Maintenance generally includes the right to receive unspecified updates and upgrades, determined solely by the Company, after the software license period begins.  These unspecified update and upgrade rights generally provide for the customer to receive bug fixes and future enhancements, respectively, to the existing software.  The Company does not enter into arrangements that provide for “specified” upgrade rights.  “Unspecified” updates and upgrades are included in maintenance revenue.  Maintenance revenue is recognized ratably over the term of the maintenance contract.

(iv) Deferred revenue:

Product and services revenues that have been prepaid but do not yet qualify for recognition as revenue under the Company’s revenue recognition policy are reflected as deferred revenue on the consolidated balance sheets.

(g)

Cash and cash equivalents:

Cash and cash equivalents include cash on account and short-term investments in money market instruments with original maturities of 90 days or less when acquired.

(h)

Investment tax credits:

Investment tax credits are accrued when qualifying expenditures are made and there is reasonable assurance that the credits will be realized.  Investment tax credits earned with respect to current expenditures for qualified research and development activities are included in the consolidated statements of earnings and deficit as a reduction of related expenses in the year the refund is received.  In 2007, the Company reduced research and development expenses by $87,000 (2006 - $288,000, 2005 - $nil) for refunds received during the year in relation to the prior year’s scientific research and development claims.  Assistance related to the acquisition of capital assets used for research and development is credited against the related capital assets.

(i)

Research and development costs:

Research costs are expensed as incurred.  Software development costs are deferred once costs meet the criteria under Canadian generally accepted accounting principles for deferral and amortization.  Such deferred costs are amortized, commencing when the product is commercially released, on a straight-line basis over two years.  The recoverability of any unamortized deferred development costs is reviewed on an ongoing basis.

(j)

Purchased and acquired technology:

The Company capitalizes purchased technology and amortizes such costs over its estimated useful life.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(k)

Customer assets:

Customer relationships acquired through business combinations are amortized over their estimated useful life. Acquired customer contract assets are amortized over the related contract terms as services are performed.  The carrying value is assessed on a periodic basis to determine if a write-down is required.

(l)

Foreign currency translation:

The Company uses the U.S. dollar as its measurement and reporting currency in the preparation of its consolidated financial statements.

Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rates prevailing at the consolidated balance sheet dates.  Non-monetary assets and liabilities are translated at historical rates.  Transactions in foreign currencies are translated into United States dollars at the approximate rates prevailing at the dates of the transactions.  Foreign exchange gains and losses are included in the loss for the period.

(m)

Capital assets:

Capital assets are stated at cost less accumulated depreciation and amortization.  Depreciation and amortization is provided over the estimated useful lives of the assets at the following annual rates and bases:

Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease

(n)

Income taxes:

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recognized at the enacted or substantively enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carry forward items.  Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(o)

Earnings per share:

Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year.  Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year.  Potential common shares consist of the incremental number of common shares issuable upon the exercise of stock options and warrants and are calculated using the treasury stock method.

(p)

Stock-based compensation:

The Company estimates the fair value of stock-based compensation granted to employees since November 1, 2002 and expenses the fair value over the estimated vesting period of the stock options.

(q)

Measurement uncertainty:

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of revenue and expenses during the year.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts income tax valuation allowance, stock based compensation, the useful lives of depreciable assets and the recoverability of fixed assets.  Actual results could differ from those estimates.

1.

Acquisitions and discontinued operations:

In February 2005, the Company’s subsidiary DSS Software Technologies (DSS) completed an agreement whereby it sold the majority of its current assets, capital assets, current liabilities, consultant and customer accounts for $250,000.  Diversinet is entitled to a five-year annual fee of up to $120,000 per year based on the purchaser meeting certain gross profit and net profit criteria.  These amounts will be recorded as income from discontinued operations, if and when received.

The results of DSS have been excluded from continuing operations in the statements of operations and deficit for all periods presented.  The following summarises the impact of discontinued operations on the balance sheet and statement of operations and deficit for all periods presented.

For the year ended December 31:	2007	2006	2005
Income Statement	$	$	$
Revenue	–	–	453,361
Expenses	–	–	820,772
Income (loss) from discontinued operations	–	–	(367,411)
Gain on disposition of discontinued operations	–	–	296,551
Loss from discontinued operations	–	–	(70,860)
Loss per share from discontinued operations	–	–	0.00

Expenses in the loss on disposition of discontinued operations includes the elimination of the related goodwill of $nil (2006 - $nil, 2005 - $392,242).

2.

Accounts receivables and allowance for doubtful accounts:

	2007	2006
Accounts receivable:
Amount billed	$ 122,687	$ 174,109
Unbilled	–	–
Allowance for doubtful accounts	–	(20,000)
	$ 122,687	$ 154,109

Unbilled receivables represent the recognized sales value of customer contracts that had not been billed and were not billable to the customers at the balance sheet date.  The balances will be billed upon the fulfillment of certain conditions agreed between the parties.  The Company recognizes an allowance for doubtful accounts.  The allowance is assessed based on a variety of factors, including the length of time receivables are past due, circumstances relating to the customer, and historical experience.

3.

Capital assets:

December 31, 2007	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,276,022	$ 1,089,351	$ 186,671
Computer software	535,107	470,611	64,496
Furniture and fixtures	321,301	220,992	100,309
Leasehold improvements	36,060	7,543	28,517
	$ 2,168,490	$ 1,788,497	$ 379,993

December 31, 2006	Cost	Accumulated depreciation and amortization	Net book value
Computer hardware	$ 1,236,368	$ 1,017,847	$ 218,521
Computer software	513,518	447,595	65,923
Furniture and fixtures	280,867	200,971	79,896
Leasehold improvements	26,821	2,438	24,383
	$ 2,057,574	$ 1,668,851	$ 388,723

Depreciation expense for the year ended December 31, 2007 amounted to $119,647 (2006 - $159,048).

4.

Accrued liabilities:

	2007	2006
Compensation	$ 522,029	$ 252,928
Professional fees	131,658	121.194
Litigation provision	–	214,537
Miscellaneous	77,774	45,002
	$ 731,461	$ 633,661

5.

Share capital, warrants and common share purchase options:

There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Balance December 31, 2004	2,568,404	$ 2,830,929	19,157,941	$ 52,445,135
Private Placement (c)	71,250	25,066	5,000,000	1,800,117
Acquisition of Caradas (b)	(100,000)	(335,300)	–	–
Professional services (d)	375,000	72,353	–	–
Warrants cancelled and expired (e)	(701,404)	(92,071)	–	–
Board compensation (i)	–	–	130,000	85,400
Stock options exercised (a)	–	–	28,750	17,000
Balance December 31, 2005	2,213,250	$ 2,500,977	24,316,691	$ 54,347,652
Private Placement (f)	6,680,001	1,139,741	6,680,001	2,848,259
Private Placement (g)	1,634,617	266,616	1,634,617	722,670
Professional services (h)	113,179	25,254	95,179	61,457
Board compensation (i)	–	–	300,000	186,000
Warrants cancelled and expired (e)	(597,000)	(640,756)	–	–
Employee bonus (j)	–	–	159,642	84,543
Stock options and warrants exercised (a)	–	–	226,875	163,455
Balance December 31, 2006	10,044,047	$ 3,291,832	33,413,005	$ 58,414,036
Private Placement (k)	–	–	6,756,757	4,965,253
Professional services (l)	80,000	16,432	511,250	368,358
Board compensation (i)	–	–	375,000	280,750
Warrants cancelled and expired (e)	(1,588,179)	(1,455,207)	–	–
Employee bonus (j)	–	–	846,708	516,409
Stock options and warrants exercised (a) (b)	(650,000)	(307,140)	1,265,063	825,901
Balance December 31, 2007	8,585,868	$ 1,555,453	43,167,783	$ 65,370,707

Shares issued for other than cash consideration are valued at their market price at the date of agreement for issuance.

(a)

During 2005, 2006, and 2007 the Company granted options to certain employees, officers and directors under a share option plan (note 11), enabling them to purchase common shares of the Company.

(b)

On September 1, 2003, Diversinet acquired 100% of the outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants.  The share purchase warrants are exercisable at $2.45 per share for five years.  During 2004, 100,000 share purchase warrants were cancelled and the remaining warrants were repriced to $0.40.  During 2005, the remaining 100,000 share purchase warrants were cancelled and the value transferred to contributed surplus.

(c)

On September 26, 2005, the Company completed a private placement of 5,000,000 common shares and 71,250 common share purchase warrants for gross proceeds of $2,000,000.  Each warrant entitles the holder thereof to acquire one common share at a price of $0.40 per common share for a period of up to three years starting September 26, 2005.

(d)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2005:

	Compensation options and warrants
	Number	Amount
Advisory board consulting services (i)	125,000	$ 32,119
Consulting services (ii)	30,000	7,023
Consulting services (iii)	15,000	3,959
Consulting services (iv)	30,000	17,946
Consulting services (v)	50,000	2,528
Consulting services (vi)	25,000	4,061
Consulting services (vii)	100,000	4,717
	375,000	$ 72,353

(i)

On April 1, 2005, the Company issued common share purchase warrants to each of the members of our advisory board.  These warrants vest at a rate of 8.3% per month over a one-year period and expire on December 31, 2006.  Each holder of these warrants is entitled to purchase common shares at $0.66 per share.  During 2006, 25,000 warrants were exercised and the remainder expired unexercised.

(ii)

On March 15, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from November 20, 2005 to March 20, 2006 to purchase up to 30,000 of our common shares at $0.80 per share. These warrants expired unexercised.

(iii)

On July 21, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from April 20, 2006 to July 20, 2006 to purchase up to 15,000 of our common shares at $0.62 per share. These warrants expired unexercised.

(iv)

On July 21, 2005, the Company entered into a consulting agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from February 28, 2008 to May 31, 2008 to purchase up to 30,000 of our common shares at $0.71 per share.

(v)

On September 8, 2005, the Company entered into an agreement for consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that is exercisable from September 7, 2006 to September 7, 2008 to purchase up to 50,000 of our common shares at $0.40 per share.

(vi)

On September 15, 2005, the Company entered into an agreement for professional services of a technical consultant.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from May 15, 2006 to September 15, 2006 to purchase up to 25,000 of our common shares at $0.40 per share.  These warrants expired unexercised.

(vii)

On July 30, 2005 the Company entered into an agreement for professional services.  In consideration for the services to be rendered in accordance with the agreement, a warrant was issued that was exercisable from July 30, 2005 to July 30, 2006 to purchase up to 100,000 of our common shares at $0.63 per share.  These warrants expired unexercised.

(a)

Amount related to warrants expiring during the period unexercised.  The value of warrants that have vested prior to the cancellation or expiration date has been reclassified to contributed surplus.

(b)

On June 30, 2006, the Company completed a private placement of 6,680,001 units, at $0.60 per unit, for gross proceeds of $4,008,000.  Each unit is comprised of one common share, one-half common share purchase warrant at $0.75 and one-half common share purchase warrant at $0.90.  Each whole warrant will be exercisable to purchase one common share and will expire on June 30, 2008.  The Company allocated $1,139,741 of the net proceeds to the warrants and $2,868,000 less costs of 19,741 to share capital based on their estimated relative fair value.

(c)

On July 26, 2006, the Company completed a private placement of 1,538,463 units, at $0.65 per unit, for gross proceeds of $1,000,000 and issued 96,154 units for consulting services related to the private placement.  Each unit is comprised of one common share and one common share purchase warrant.  The warrant will be exercisable to purchase one common share for each whole warrant at a price of $1.00 and will expire on July 26, 2008.  The Company allocated $266,616 of the net proceeds to the warrants and $754,000, less costs of $31,330, to share capital based on their estimated relative fair value.

(d)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2006:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	95,179	$ 20,873	95,179	$ 61,457
Consulting services (ii)	18,000	4,381	–	–
	113,179	$ 25,254	95,179	$ 61,457

(i)

On January 1, 2006, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 30,000 are exercisable at $1.00 and vested on March 30, 2006, 25,000 are exercisable at $1.20 and vested on June 30, 2006, 21,429 are exercisable at $1.40 and vested on September 30, 2006 and the remaining 18,750 are exercisable at $1.60 and vested on December 31, 2006.  These common share purchase warrants expired on December 31, 2007.

(ii)

On September 6, 2006, the Company entered into an agreement for marketing consulting services.  In consideration for the services to be rendered in accordance with the agreement, a warrant to purchase 25,000 common shares at $0.56 was issued with equal vesting on each of October 6, November 6 and December 6, 2006.  During 2006, 7,000 warrants were exercised.  These warrants expired on September 6, 2007.

(a)

On May 12, 2005, July 31, 2006, August 2, 2007 and October 3, 2007 the Company issued common shares to each non-management board member in lieu of cash compensation.

(b)

During 2006 and 2007 common shares were issued to employees in lieu of cash bonuses.

(c)

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  Cost of the transaction totaled approximately $35,000 and was netted against share capital as they were direct and incremental to the share offering.  Subsequent to the issuance of the shares, the Company filed the appropriate documents to register the shares with the SEC.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) termination by the Company of the Revenue Share Agreement between the Company and AllOne Health Group Inc.; (iii) issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) breach by the Company of any material covenants contained in the share purchase agreement.

(d)

Professional services:

The following chart summarizes the activity during the year ended December 31, 2007:

	Compensation options and warrants		Common shares
	Number	Amount	Number	Amount
Consulting services (i)	80,000	$ 16,432	80,000	$ 61,545
Consulting services (ii)	–	–	375,000	265,750
Consulting services (iii)	–	–	56,250	41,063
	80,000	$ 16,432	511,250	$ 368,358

(i)

On January 1, 2007, the Company entered into an agreement for public relations services.  In consideration for the services to be rendered in accordance with the agreement, a combination of common shares and common share purchase warrants were issued each quarter.  Of the common share purchase warrants issued, 15,000 are exercisable at $1.50 and vested on March 30, 2007, 18,000 are exercisable at $1.65 and vested on June 30, 2007, 22,000 are exercisable at $1.80 and vested on September 30, 2007 and the remaining 25,000 are exercisable at $2.00 and vested on December 31, 2007.  These common share purchase warrants expire on December 31, 2008.

(ii)

On April 2, 2007, Albert Wahbe entered into an agreement to serve as Chief Executive Officer until at least June 30, 2008.  Compensation under this agreement includes 25,000 common shares per month.  Share compensation for 2007 was $168,250 representing the issuance of 225,000 common shares.  Under the same agreement, Mr. Wahbe is entitled a bonus of up to an additional 200,000 common shares of the Company annually, based on meeting targets established by the Board of Directors.  In December 2007 Mr. Wahbe received a bonus of 150,000 common shares valued at $97,500.

(iii)

On April 15, 2007, James Wigdale entered into a consulting agreement to provide services in a sales capacity.  Compensation under this agreement is $15,000 per month as well as participating in sales commissions based on revenues.  In the first three months of his consulting agreement, in lieu of cash, Mr. Wigdale accepted 56,250 common shares.

1.

Basic and diluted loss per share:

Common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive for all periods presented.  Anti-dilutive options amounted to 3,352,850 at December 31, 2007, 2,174,349 at December 31, 2006, and 2,409,873 at December 31, 2005.  Anti-dilutive warrants amounted to 8,585,868 at December 31, 2007, 10,044,047 at December 31, 2006, and 2,213,250 at December 31, 2005 respectively.

2.

Income taxes:

The tax effects of significant temporary differences representing future tax assets is as follows:

	2007	2006
Future tax assets:
Operating loss carryforwards	$6,883,838	$10,429,483
Capital loss carryforwards	656,505	747,058
Share issue costs	120,446	118,643
Research and development costs	3,546,844	3,382,463
Capital assets, accounting basis less than tax basis	6,008,434	5,886,872
	17,216,067	20,564,518
Valuation allowance	(17,216,067)	(20,564,518)
Net future tax assets	$ –	$ –

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

At December 31, 2007, the Company has non-capital losses available for carryforward for Canadian income tax purposes amounting to $19,562,000.  These losses expire in the following fiscal years:

2008	4,182,000
2009	475,000
2010	5,084,000
2014	3,128,000
2015	3,997,000
2026	1,901,000
2027	795,000
$ 19,562,000

The Company also has non-capital losses available for carryforward for United States income tax purposes amounting to $3,104,000, expiring between 2018 and 2027.

3.

Segmented information:

The Company operates in a single reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at December 31, 2007, 100% (2006 - 100%, 2005 - 100%) of the capital assets were located in Canada.

A summary of sales to major customers that exceeded 10% of total sales and the approximate amount due from these customers during each of the years in the three-year period ended December 31, 2007 are as follows:

		Sales		Accounts Receivable
	2007	2006	2005	2007	2006
Customer 1	0%	56%	0%	–	–
Customer 2	19%	11%	0%	108,000	$50,000
Customer 3	0%	11%	18%	–	–
Customer 4	0%	0%	29%	–	–
Customer 5	0%	0%	38%	–	–
Customer 6	46%	0%	0%	–	–
Customer 7	22%	0%	0%	–	–

Revenue is attributable to geographic location based on the location of the customer during each of the years in the three-year period ended December 31, 2007 are as follows:

	2007	2006	2005
Sales:
United States	$ 4,157,869	$ 1,396,543	$ 801,700
Canada	65,412	33,872	99,680
Asia	129,702	203,550	199,724
Other	184,000	33,000	–
	$ 4,536,983	$ 1,666,965	$ 1,101,104

During each of the years in the three-year period ended December 31, 2007 revenue is attributable to products as follows:

	2007	2006	2005
Sales:
Consulting services	$ 1,579,248	$ 1,576,965	$ 1,101,104
Licensing	2,957,735	90,000	–
	$ 4,536,983	$ 1,666,965	$ 1,101,104

4.

Commitments and contingencies:

(a)

Litigation:

(i)

During fiscal 2000, the Company and its wholly owned Barbados subsidiary, The Instant Publisher Ltd., were sued by a company that alleged that the Company breached a dealer agreement entered into in 1995 by the Company’s former printing business and is seeking damages of $1,533,950 and damages of $25,000,000 for loss of reputation and loss of opportunity, pre-judgment and post-judgment interest, and costs.  During 2007, the parties entered into a settlement and release whereby the Company agreed to pay the plaintiff $625,000 as full and complete settlement in the matter, including a court order dismissing the case.

(ii)

In addition to the above, in the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them.

(b)

Lease commitments:

Total future minimum lease payments including operating costs are as follows:

2008	248,753
2009	238,880
2010	238,880
2011	238,880
2012	79,626
2013	–
$ 1,045,019

Rental expense was $209,569 for the year ended December 31, 2007 (2006 - $155,000, 2005 - $158,000).

5.

Share option plan:

The Company grants options to certain employees, officers, directors and consultants under a share option plan (the “Plan”), enabling them to purchase common shares of the Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed 4,557,187 common shares (being 5,615,661 options reserved for issuance less 1,058,474 exercised to date).  During 2005, the Company reduced the stock option vesting period from three years to two years (which has correspondingly shortened the expense amortization period) and also started to compensate Directors with stock grants or cash and option grants.  This has increased compensation expense.  As at December 31, 2007, the number of common shares reserved for future issues of stock options amounts to 1,204,337.

Assumptions used when valuing the options and warrants at their date of grant using the Black-Scholes option pricing model include: risk-free interest rate of 4% (2006 – 4%, 2005 – 3%), weighted average expected life of five years, expected dividend yield of 0% and average volatility of 117% (2006 – 150%, 2005 – 150%).

The following table summarizes information about stock options outstanding at December 31, 2007:

Options outstanding				Options vested
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.40 – $0.75	1,168,901	2.48	$ 0.43	1,067,042	$ 0.42
$0.82 – $0.85	1,566,449	4.43	0.83	300,501	0.84
$0.90 – $2.45	617,500	3.01	1.60	356,292	1.81
	3,352,850	3.49	$ 0.83	1,723,835	$ 0.78

Changes for the employee stock option plan during the year ended December 31, 2007 were as follows:

	Year ended 2007		Year ended 2006
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Options outstanding, beginning of year	2,174,349	$ 0.83	2,409,873	$ 0.98
Options granted	2,001,952	0.84	740,661	0.43
Options exercised	(615,063)	0.43	(194,875)	0.40
Options cancelled	(208,388)	2.60	(781,310)	1.03
Options outstanding, end of year	3,352,850	0.83	2,174,349	0.83
Options exercisable, end of year	1,723,835	0.78	1,784,036	0.91
Weighted average fair value of options granted during the year		$ 0.69		$ 0.39

The following table summarizes information about warrants outstanding at December 31, 2007:

Warrants outstanding
Range of exercise price	Number outstanding	Weighted average remaining contractual life – years
$0.40	121,250	0.72
$0.62 - $0.75	3,394,998	0.50
$0.90 - $1.00	4,974,620	0.52
$1.50 - $2.00	95,000	1.05
	8,585,868	0.52

During the year ended December 31, 2007, the Company recorded stock-based compensation expense of $1,543,000 (2006 - $906,000; 2005 - $986,000) related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

6.

Financial instruments and risk management:

The Company is exposed to the following risks related to financial assets and liabilities:

(a)

Currency risk:

The Company is subject to currency risk through its activities in Canada, United Kingdom, Europe and Asia.  Unfavourable changes in the exchange rate may affect the operating results of the Company.

The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk.  However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into forward exchange contracts to mitigate the associated risks.  The Company has not entered into such contracts at December 31, 2007 and 2006.

(b)

Fair values:

The fair values of the Company’s financial instruments approximate their carrying amounts due to their short-term nature.

(c)

Credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable.  Cash equivalents and short-term investments are maintained at high-quality financial institutions.

The Company generally does not require collateral for sales on credit.  The Company closely monitors extensions of credit.  Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

Valuation accounts and reserves:

Allowance for Doubtful Accounts	2007	2006	2005
Opening balance	$ 20,000	$ –	$ 218,500
Write offs	(20,000)	–	(218,500)
Additions	–	20,000	–
Closing balance	$ –	$ 20,000	$ –

Additions to the allowance to doubtful accounts are charged to the income statement through the bad debt expense as part of the general and administrative expenses.

7.

Related party transactions:

During the years ended December 31, 2007 and 2006, the Company engaged in transactions in the normal course of operations with related parties.  These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

During the second quarter of 2007 Albert Wahbe was appointed Chief Executive Officer pursuant to a one year consulting agreement renewable for a further one year period at the discretion of the Board of Directors.  Mr. Wahbe’s compensation will consist solely of the issuance of 300,000 common shares of Diversinet annually and up to an additional 200,000 common shares of Diversinet annually based on meeting targets to be established by Diversinet’s Board of Directors.  Mr. Wahbe is entitled to Cdn$4,000 per month in personal expenses.  During 2007 he received 375,000 common shares and Cdn$36,000 relating to this agreement.  As part of the June 2006 private placement, Mr. Wahbe acquired 4,600,000 units.  As of December 31, 2007, Albert Wahbe owns 5,075,000 common shares, 4,600,000 common share purchase warrants and 50,000 options, representing approximately 20.3% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

During January 2007 and December 2007, James Wigdale, Jr., one of our Directors, exercised 350,000 warrants (at $0.60 per share) and 300,000 warrants (at $0.40 per share) respectively, into common shares.  Furthermore, an additional 750,000 held by Mr. Wigdale (at $2.00 and $2.05 per share) expired unexercised.  During the second quarter of 2007, Mr. Wigdale began performing services in a sales capacity.  During 2007 the Company paid Mr. Wigdale $52,500 and issued him 56,250 common shares relating to his consulting agreement.  Additionally, 25,000 common shares and 50,000 options were issued to Mr. Wigdale as Director compensation in 2007.  As part of the June 2006 private placement, Lakefront Partners, LLC, a company controlled by Mr. Wigdale, acquired 666,667 units.  As well, during the September 2005 private placement, Lakefront Partners, LLC acquired 725,000 common shares.  In 2004 we completed two financings in which Lakefront Partners, LLC and Mr. Wigdale participated.  As at December 31, 2007, Lakefront Partners, LLC owns 3,909,462 common shares and 666,667 common share purchase warrants, and Mr. Wigdale owns 1,111,250 common shares and 50,000 options, together representing approximately 13.1% of the issued and outstanding common shares of the Company, assuming the exercise of such warrants and options.

As part of the August 2007 private placement, BCNEPA acquired 6,756,757 common shares.  In October 2007, BCNEPA received 100,000 common shares in regards to compensation for William Reed’s participation on the Diversinet Board of Directors.  As at December 31, 2007, BCNEPA owns 6,756,757 common shares representing approximately 15.9% of the issued and outstanding common shares of the Company.

8.

Reconciliation of Canadian and United States generally accepted accounting principles (“GAAP”):

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.  Material differences between Canadian and United States generally accepted accounting principles are described below.

	2007	2006	2005
Share capital:
Canadian GAAP	$65,370,707	$58,414,036	$54,347,652
Elimination of reduction of share capital (a)	30,089,054	30,089,054	30,089,054
Reclassification of shares as redeemable preferred stock (b)	(4,965,253)	–	–
U.S. GAAP	$90,494,508	$88,503,090	$84,436,706
Deficit and comprehensive loss:
Canadian GAAP	$(63,178,675)	$(59,745,704)	$(56,294,987)
Elimination of reduction of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (c)	(991,696)	(991,696)	(991,696)
Compensation expense (c)	1,016,799	1,016,799	1,016,799
U.S. GAAP	$(93,242,626)	$(89,809,655)	$(86,358,938)
Consolidated statements of loss:
Loss under Canadian GAAP	$(3,432,971)	$(3,450,717)	$(7,109,496)
Compensation expense (c)	–	–	439,250
Loss under U.S. GAAP	$(3,432,971)	$(3,450,717)	$(6,670,246)
Basic and diluted loss per share under U.S. GAAP	$(0.09)	$(0.12)	$(0.32)
Comprehensive loss under U.S. GAAP	$(3,432,971)	$(3,450,717)	$(6,670,246)

(a)

Share capital and deficit:

On March 1, 1999, the shareholders approved a resolution to reduce the stated capital of the Company by $30,089,054 to eliminate the deficit as at October 31, 1999.  Under Canadian GAAP, a reduction of the carrying amount of share capital of outstanding common shares is allowed with a corresponding offset to deficit.  This reclassification, which the Company made in 2000 to eliminate the deficit that existed at October 31, 1999, did not meet the criteria specified by U.S. GAAP and results in an increase to share capital with a corresponding increase in deficit of $30,089,054.

(b)

Reclassification of shares:

The August 31, 2007 private placement of 6,756,757 common shares at $0.74 per common share for gross proceeds of $5,000,000 included a change of control put right whereby the holder has the right, at its option to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share.  SEC Regulation 210.5-02 requires the Company to classify the shares as redeemable preferred stock (or temporary equity) as the shares are redeemable at the option of the holder and the conditions for redemption are not solely within the control of the Company. As at December 31, 2007 the redemption value of the shares is equal to the fair value as the maximum price the company would have to pay to the holder to redeem the shares is $0.74 per share.

(c)

Compensation expense:

Effective January 1, 2006, the Company is required to apply the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share based payments to be recognized in the financial statements based on their fair values using either a modified – prospective or modified – retrospective transition method.  The company has adopted this standard using the modified - prospective method and, therefore recognizes share-based compensation for any new share-based awards and awards modified, repurchased or cancelled after the required effective date, January 1, 2006.  Under SFAS 123R, the company is required to determine the grant date fair value of the stock-based awards grated to employees. The company is continuing to use the Black-Scholes option pricing model to value these options.  The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period.  As a result, stock-based compensation expense recognized under U.S. GAAP after December 31, 2005 equals the amount recognized under Canadian GAAP when the fair value method has been applied since 2003.  Previously, the Company adjusted compensation cost for actual forfeitures at the time forfeitures occurred. SFAS 123R requires the company to estimate forfeitures as part of the initial measure of the grant date fair value of the award.  The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is not material at January 1, 2006.

(d)

Notes to consolidated financial statements:

In order to comply with U.S. GAAP, the following note to the consolidated financial statements would need to be added:

Recent accounting pronouncements:

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections” (“SFAS 154”), which replaces Accounting Principles Board Opinion No. 20, “Accounting Changes”, and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS 154 requires retrospective application to prior period’s financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. Certain disclosures are also required for restatements due to correction of an error. SFAS 154 is effective for accounting changes and corrections of errors, made in fiscal years beginning after December 15, 2005. The impact that the adoption of SFAS 154 will have on the Company’s results of operations and financial condition will depend on the nature of future accounting changes and the nature of transitional guidance provided in future accounting pronouncements.

#

Executive Officers

Albert Wahbe, Chairman & Chief Executive Officer has served as a Director and Chairman since July 2006 and CEO since April 2007.  Mr. Wahbe was previously Executive Vice President and Group Head, Global Transaction Banking at Scotiabank, where he led the evolution of e-commerce and e-banking to provide Global Business solutions.  Mr. Wahbe was also CEO of e-Scotia, where he developed Scotiabank’s Internet banking, e-commerce, wireless, telephone banking and smart card technologies for consumers.  Prior to Scotiabank, Mr. Wahbe held senior management positions in marketing and technology operations at I.B.M. Canada.  Mr. Wahbe graduated from the Harvard University Graduate School of Business in 1998, completing the Advanced Management Program and International Senior Management Program.

David Hackett, Chief Financial Officer and Corporate Secretary

David Hackett joined Diversinet in 2002 having been the Chief Financial Officer and Corporate Secretary of Aucxis Corp., a technology and service provider to electronic marketplaces, where he oversaw start-up operations, public financing and acquisitions.  Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc.  Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions, including the eventual sale of EveryWare to Pervasive Software Inc.  Mr. Hackett began his professional career at as a Chartered Accountant at Ernst & Young and holds an MBA with distinction from the Richard Ivey School of Business at the University of Western Ontario.

Board of Directors

Albert Wahbe has served as Diversinet’s Chief Executive Officer since April 2007.

Ravi Chiruvolu has served as a director since July 2006.  Mr. Chiruvolu runs Top Shelf Capital, a venture fund focused on increasing shareholder value for small cap public companies.  Prior to this, Mr. Chiruvolu was a managing director at Charter Venture Capital, where he ran a $150m early stage fund.  He holds an MBA from Harvard Business School and a Bachelor of Science and a Master of Science in Engineering from MIT.  Mr. Chiruvolu is a leader in the venture capital industry as well as PIPE investing, and has written numerous articles in the Venture Capital Journal and spoken at several conferences on the topics.

Gregory Milavsky has served as a Director since April 2007.  Mr. Milavsky has over 20 years of corporate finance, investment banking and private equity experience in Toronto, London, New York and Tokyo.  He was Associate Director of Corporate Finance with CIBC Limited, Investment Banker with James D. Wolfensohn Incorporated, Senior Vice President and Director with Rothschild Canada, Chief Executive of Rothschild Quantico Capital, Managing Director and Group Head of Scotiabank Private Equity Investments and is currently Senior Advisor of Canterbury Park Capital.  He holds an MBA with distinction from the Harvard Graduate School of Business Administration and a bachelor of applied science degree in civil engineering from the University of Toronto.

William Reed has served as a Director since August 2007.  Mr. Reed is executive vice president for Hospital Service Association of Northeastern Pennsylvania (HSA of NEPA) d/b/a Blue Cross of Northeastern Pennsylvania (BCNEPA), and President and Chief Executive Officer of AllOne Health Group (AHG), a wholly-owned subsidiary of HSA of NEPA.  Prior to joining BCNEPA, Mr. Reed held numerous management positions in healthcare provider organizations including Gentiva Health Services, Quantum Health Resources, and Geisinger Health System.  Mr. Reed received his Bachelor of Science in business administration from Drexel University and his Master of Science in computer science from Rutgers University.

Philippe Tardif has served as a Director since March 2007.  Mr. Tardif is a partner at the law firm Borden Ladner Gervais LLP and specializes in securities law and capital markets transactions.  He also advises on corporate governance matters and acts as advisor to special committees and boards of directors.  A past member of the Securities Advisory Committee to the Ontario Securities Commission and a member of the Securities Law Subcommittee of the Ontario Bar Association, Mr. Tardif was called to the Ontario Bar in 1987.

James (‘Jay’) Wigdale has served as a Director since January, 2005. Mr. Wigdale founded Lakefront Partners, LLC, a money-management firm, in 1998 and is the firm’s Chief Investment Officer. Prior to founding Lakefront, he was senior VP of Institutional Sales and Regional Manager for Robert W. Baird & Co. Mr. Wigdale was also the VP of Corporate Banking from 1984 to 1990 at Barnett Bank, Inc. (now Bank of America). He holds a Bachelor of Science (Marketing) degree from Miami University of Ohio.

Diversinet Corp. 2235 Sheppard Avenue East Suite 1700 Toronto, Ontario Canada M2J 5B5 Tel: (416) 756-2324 Fax: (416) 756-7346 www.diversinet.com	Transfer Agent: Computershare Investor Services Inc. 100 University Avenue Toronto, Ontario Canada M5J 2Y1 Tel: 1-800-564-6253 www.computershare.com	Auditors: KPMG, LLP Chartered Accountants Yonge Corporate Centre 4100 Yonge Street Suite 200 Toronto, Ontario Canada M2P 2H3 Tel: (416) 228-7000	Traded on: OTC Bulletin Board Symbol: DVNTF

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

June 26, 2008

PROXY

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF DIVERSINET CORP. (the "Company")

TO BE HELD AT 2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario ON Thursday June 26, 2008, AT 3:00 PM

Appointment of Proxyholder

I/We being holder(s) of the Company hereby appoint: Albert Wahbe, Chief Executive Officer of the Company, or failing this person, David Hackett, Chief Financial Officer of the Company, or in the place of the foregoing, ______________________________ as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Diversinet Corp.  to be held at  235 Sheppard Avenue East, Suite 1700, Toronto, Ontario on Thursday June 26, 2008, at the hour of 3:00 o’clock in the afternoon (Toronto time) and any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

		For	Withhold
1.	To elect as Directors, Ravi Chiruvolu; Greg Milavsky; Philippe Tardif; William Reed; Albert Wahbe; and James Wigdale
		For	Withhold
2.	To appoint KPMG LLC as Auditors of the Company and authorize the Directors to fix their remuneration
		For	Against
3.

To consider and, if deemed advisable, approve the reservation of an additional 3,942,815 common shares of the Corporation (“common shares”) for issuance under the Corporation’s Amended and Restated Stock Option Plan (“Plan”) and certain changes regarding the administration of the Plan relating to the issuance of options under the Plan;.

4.

To consider and, if deemed advisable, approve the issuance of up to 1,500,000 common shares and the grant of options to acquire up to 1,500,000 common shares under the Plan to Albert Wahbe, the Corporation’s CEO and Chairman.

Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above.  I/We hereby revoke any proxy previously given in respect to the Meeting.  If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

Interim Financial Statements	Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.

Mark this box if you would like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.

If you are not mailing back your proxy, you may register online to reveive the above financial report(s) by mail at www.computershare.com/mailinglist.

Form of Proxy - Annual and Special General Meeting of Shareholders to be held on June 26, 2008

This Form of Proxy is solicited by the Management of the Company.

Notes to Proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.

This proxy should be signed in the exact manner as the name appears on the proxy.

4.

If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.

This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, Eastern Time, on June 25, 2008.